Filed pursuant to Rule 424(b)(5).

A filing fee of $15,774, calculated in accordance with Rule 457(r), has been previously paid pursuant to Rule 456(b) in connection with the securities offered from the registration statement (File No. 333-130880). An additional filing fee of $4,419, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the securities offered from the registration statement (File No. 333-130880) by means of this prospectus supplement.

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 6, 2006)

6,000,000 Shares

Common Stock

Pinnacle Entertainment, Inc. is offering 6,000,000 shares of common stock as described in this prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “PNK”. On January 12, 2006, the last reported sale price of our common stock was $27.51 per share.

Investing in our common stock involves risk. See “ Risk Factors” beginning on page S-14 of this prospectus supplement.

	Per Share	Total
Public offering price	$27.350	$164,100,000
Underwriting discounts and commissions	$1.299	$7,794,000
Proceeds, before expenses, to Pinnacle Entertainment, Inc.	$26.051	$156,306,000

We have granted the underwriters a 30-day option to purchase up to an additional 900,000 shares from us on the same terms and conditions as set forth above if the underwriters sell more than 6,000,000 shares of common stock in this offering.

None of the Securities and Exchange Commission, the Louisiana Gaming Control Board, the Indiana Gaming Commission, the Mississippi Gaming Commission, the Missouri Gaming Commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the City of Reno, Nevada gaming authorities, and the California Gambling Control Commission, or any state securities commission or any other gaming authority, has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver these shares on or about January 19, 2006.

Joint Book-Running Managers

LEHMAN BROTHERS	DEUTSCHE BANK SECURITIES

Joint-Lead Managers

BEAR, STEARNS & CO. INC.	MERRILL LYNCH & CO.

JPMORGAN

SG CORPORATE & INVESTMENT BANKING

WACHOVIA SECURITIES

WELLS FARGO SECURITIES

January 12, 2006

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about our common stock in two separate documents that offer varying levels of detail:

•	The accompanying prospectus, which provides general information, some of which may not apply to the offering of our common stock; and

•	This prospectus supplement, which provides a summary of the terms of the offering of our common stock.

Generally, when we refer to this “prospectus,” we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any other offering material. We have not authorized any other

S-i

person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any other offering material or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus, any other offering material or any sale of a security. Our business, financial condition, results of operation and prospects may have changed since those dates.

MARKET DATA

We use market and industry data throughout this prospectus supplement, the accompanying prospectus, other offering material and the documents incorporated by reference herein that we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The market and industry data is often based on industry surveys and the preparers’ experience in the industry. Similarly, although we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information incorporated by reference or appearing elsewhere in this prospectus supplement or the accompanying prospectus. As a result, it is not complete and does not contain all of the information that you should consider before purchasing our shares of common stock. You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Unless the context indicates otherwise, all references to “Pinnacle,” “the Company,” “we,” “our,” “ours” and “us” refer to Pinnacle Entertainment, Inc. and its consolidated subsidiaries. In this prospectus supplement, the presentation of balance sheet data as adjusted to give effect for the offering assumes the underwriters do not exercise their option to purchase additional shares.

Our Company

We are a rapidly growing, diversified, multi-jurisdictional owner and operator of gaming entertainment facilities. We own and operate casinos in Nevada, Louisiana, Indiana and Argentina, and own a hotel in Missouri. In May 2005, we opened L’Auberge du Lac, a casino resort which we believe is the premier casino in the Lake Charles, Louisiana area. Additionally, we have begun construction of a major casino hotel in downtown St. Louis, Missouri, just north of the famed Gateway Arch. We have also begun site preparation for a second casino in the St. Louis metropolitan area on 54 acres in the community of Lemay, approximately 10 miles south of downtown St. Louis. Internationally, we opened our replacement casino in Neuquen, Argentina in July 2005, which is significantly larger and of higher quality than its predecessor leased facility; have been licensed to operate a small casino in the Bahamas; and have filed two applications for licenses in Chile. In December 2005, we filed a gaming license application in Pennsylvania seeking one of two available gaming licenses to operate a slot-only casino in Philadelphia. We also receive lease income from two card clubs in southern California.

With the proceeds of this offering, we intend to pursue three capital projects at our existing facilities. We intend to build a 200 guestroom hotel at our Boomtown New Orleans property, the first guestrooms at that facility. We also intend to add approximately 250 guestrooms at our Belterra Casino Resort, which upon completion will make Belterra one of the largest guestroom hotels in the Indiana, Ohio and Kentucky region with over 850 guestrooms. Finally, we plan to add approximately 250 additional guestrooms to L’Auberge du Lac in Lake Charles, Louisiana, bringing the total to approximately 1,000 guestrooms. It is now and should remain the largest hotel in Louisiana outside of New Orleans. We expect to begin construction on all three of these expansions in 2006 and complete such construction in 2007.

We also continue to own and lease land in Biloxi, Mississippi, where we previously operated a casino hotel known as Casino Magic. Hurricane Katrina caused extensive damage at this facility, most of which we believe to be covered by insurance. We also have business interruption insurance related to Casino Magic Biloxi. We have already received $25 million against our total claim. We are not obligated to rebuild the Biloxi facility in order to obtain the insurance recovery. Management is actively examining whether to exploit the opportunities in Biloxi for building a replacement facility. Among the factors that management intends to take into consideration are the competitive and regulatory environment, the reconstruction progress of the region, potential insurance recoveries and our available resources at the time.

Recent Developments

Amended Credit Facility

We recently entered into a second amended and restated credit facility, which we refer to as the amended credit facility. The amended credit facility is a $750 million facility providing for a six-year $300 million term loan facility, of which $200 million was drawn immediately and $100 million can be drawn on a delayed basis through July 2, 2007, and a five-year $450 million revolving credit facility. Our prior credit facility provided for $380 million of term and revolving loans. Upon the closing of the amended credit facility on December 15, 2005, we repaid all outstanding obligations (including accrued interest and commitment fees) under the prior credit facility, totaling approximately $256 million, as well as related fees and expenses, using $200 million of proceeds from the term loans under the amended credit facility, $20 million of proceeds from the revolving credit facility under the amended credit facility and approximately $44 million of our company funds. The facility can be expanded under certain circumstances to $1 billion.

The amended credit facility and the concurrent repayment of the indebtedness outstanding under the prior credit facility will result in a non-cash charge of approximately $2.4 million in the fourth quarter of 2005, due to the write-off of the unamortized debt issuance cost of the prior credit facility.

Philadelphia License Application and Land Option

On December 28, 2005, we filed an application seeking one of two available gaming licenses to operate a slot-only casino in Philadelphia, Pennsylvania. We have entered into an option agreement to purchase certain land located in Philadelphia along the Delaware River where we anticipate the proposed casino would be located. In connection with our Philadelphia license application, we posted a $50 million letter of credit under our amended credit facility.

Card Club Leases

We lease a building and an adjoining parking area at the Hollywood Park Racetrack in Inglewood, California, under a capital lease for rent of $3 million per year. This lease expires on September 9, 2009. We have an option to extend the lease for an additional ten years, with a one-time adjustment in the rent based on the Consumer Price Index.

In the past we subleased the Inglewood premises to a card club operator under successive one-year leases that expired on December 31st of each year. In past years the sublease was extended each year prior to its expiration. We did not reach an agreement with the subtenant to extend the sublease beyond December 31, 2005. The card club operator continues to operate as an at-will tenant.

We are engaged in discussions with the owner of Hollywood Park Racetrack to sell our lease interest to such owner. We have reached a non-binding agreement in principle with the owner to sell the lease interest for gross proceeds of approximately $23 million plus cancellation of all lease obligations. No definitive agreements have been executed and the transaction remains subject to significant contingencies. No assurance can be given that the leasehold will be sold on these or any other terms.

On December 30, 2005, we entered into an agreement to sell the premises of the Compton card club to an investor group for gross proceeds of $17 million. The agreement is subject to significant contingencies. In the past, the Compton facility has been leased to the same card club operator as the Inglewood facility under a similar annually expiring lease. Similarly, such lease has not been renewed and the card club operator is currently an at-will tenant.

Cabela’s Agreement

We have entered into an agreement with Cabela’s Retail, Inc., which we refer to as Cabela’s, to transfer to Cabela’s approximately 28 acres of land adjacent to our Boomtown Reno hotel and casino facility. We also entered into a separate agreement with Cabela’s to transfer an additional approximately 2 acres of land following the receipt of certain environmental clearances. These agreements are substantially similar to and renew agreements that expired on September 30, 2005. Cabela’s has announced its intention to build a retail store featuring outdoor sporting goods on the land. A portion of the cost needed to improve the road accessing the site and other related improvements is expected to be financed through the issuance of sales tax bonds through local or state governmental authorities. We have agreed to purchase, if necessary, half of the bonds that would be used to finance a new road and required utility work, and half of the bonds used to finance certain interchange work supporting the developments if the interchange work is financed with sales tax bonds. We estimate that we may purchase between $4 million and $10 million of these bonds in the aggregate. A portion of the land is currently utilized by our existing truck stop and satellite casino operations. We intend to build a new truck stop and satellite casino at another location on the Boomtown Reno property for approximately $15 million. Cabela’s has agreed to pay us approximately $5.2 million.

Summary of our Properties as of September 30, 2005(1)

					Hotel Rooms Pro Forma for Planned Expansions		Nine Months Ended September 30, 2005
Property	Principal Markets	Slot Machines (approx.)	Table Games (approx.)	Hotel Rooms			EBITDA(2)(3)		Operating Income(3)
							($ in thousands)
Operating Properties:

L’Auberge du Lac, LA	Houston, San Antonio, Austin, Southwest Louisiana	1,601	60	743	993	(4)	$(13,430	)(5)	$(21,160	)(5)

Boomtown New Orleans, LA	Local	1,523	39	—	200	(4)	20,405	(6)	15,288	(6)

Belterra Casino Resort, IN	Cincinnati, Ohio and Louisville, Kentucky	1,619	44	608	858	(4)	30,720		16,680

Boomtown Bossier City, LA	Dallas/Fort Worth and Local	1,187	35	188	188		15,111		9,812

Boomtown Reno, NV	Northern California and Local	1,072	28	318	318		8,506		3,735

Casino Magic Argentina(7)	Local and Regional Tourists	869	49	—	—		5,138		4,495

Embassy Suites St. Louis-Downtown	Regional Travelers	n/a	n/a	297	297		493	(8)	342	(8)

Operating Property Total		7,871	255	2,154	2,854

Card Clubs Leased:

Hollywood Park-Casino and Crystal Park (9)	Local	—	120	238	238		5,017		3,640

Development Projects:

City of St. Louis, MO(10)	Missouri and Illinois	2,000	40	200	200		n/a		n/a

St. Louis County, MO(10)	Missouri and Illinois	3,000	60	100	100		n/a		n/a

Great Exuma, Bahamas(11)	Tourists	65	8	—			n/a		n/a

		12,936	483	2,692	3,392

(1)	This table does not include Casino Magic Biloxi, a casino and hotel we operated in Biloxi, Mississippi. As a result of damage caused by Hurricane Katrina, the casino barge was declared a total loss and the hotel structure sustained substantial damage. The facility has been closed since late August 2005 and will not reopen unless we decide to build a replacement facility. See “—Our Principal Properties.” Casino Magic Biloxi had 1,177 slot machines, 34 table games and 378 hotel rooms. For the nine months ended September 30, 2005, Casino Magic Biloxi had EBITDA of approximately $11.5 million and operating income of approximately $6.0 million.
(2)	See pages S-11 and S-12 for a definition of EBITDA and for a reconciliation of EBITDA to net income.
(3)	Data present the EBITDA and operating income of the properties, excluding corporate expenses which reduce EBITDA and operating income by approximately $17.1 million and $17.7 million, respectively, non-routine net costs of approximately $4.6 million, and the operating results of Casino Magic Biloxi (see footnote (1)).
(4)	Represents the total number of rooms following planned expansions at Boomtown New Orleans, Belterra Casino Resort and L’Auberge du Lac.
(5)	L’Auberge du Lac opened in late May 2005 and was closed for nine days during the third quarter of 2005 as a result of Hurricane Rita. The facility reopened its casino on October 8, 2005. Results include hurricane-related costs with no assumption of insurance recovery. In addition, results include pre-opening and development costs of approximately $21.1 million.
(6)	Boomtown New Orleans was closed for 34 days during the third quarter of 2005 as a result of Hurricane Katrina. The facility reopened on September 30, 2005. Results include hurricane-related costs with no assumption of insurance recovery.

(7)	Data present the combined operations of the casinos we operate in Argentina. In July 2005, we opened our US$15 million replacement casino in Neuquen, which facility is the principal Casino Magic Argentina property. The new facility is approximately one mile from the former facility and includes a larger and more lavish casino, a major restaurant, several bars and an entertainment venue.
(8)	The Embassy Suites St. Louis-Downtown was acquired in early September 2005.
(9)	Data present the combined rent received from a third party operator who leases from us the premises of two card clubs in California. We own the premises of one of those card clubs and lease the premises of the other card club from a third party owner.
(10)	We have begun construction of our facility in downtown St. Louis and site development activities at our other facility in south St. Louis County. Each such project is subject to the final approval of the Missouri Gaming Commission.
(11)	We have signed a letter of intent to sublease premises to operate a 5,000 square foot casino adjacent to a 183 guestroom and suite Four Seasons Resort Great Exuma at Emerald Bay in the Bahamas. The casino is expected to require an investment of approximately US$5 million and is expected to be completed in the first half of 2006.

Our Principal Properties

L’Auberge du Lac is a major casino resort in Lake Charles, Louisiana that opened in late May 2005. Located on 242 acres of land, L’Auberge du Lac offers 743 guestrooms and suites, several restaurants, approximately 28,000 square feet of meeting space, a championship golf course designed by Tom Fazio, retail shops and a full-service spa. Unlike most other riverboat casinos, all of the public areas at L’Auberge du Lac (except the parking garage), and in particular the casino, are situated entirely on one level. The casino is surrounded on three sides by the hotel facility and other guest amenities. L’Auberge du Lac was closed for 16 days as a result of Hurricane Rita in late September and early October 2005. We intend to expand L’Auberge du Lac by adding approximately 250 hotel rooms, bringing the total to nearly 1,000 guestrooms. Although results for L’Auberge du Lac following Hurricane Rita are less predictable, the redevelopment of the area offers a significant opportunity for us to build our position in the local marketplace.

Boomtown New Orleans is a dockside riverboat casino. It features a casino, two restaurants, a delicatessen, a 350-seat nightclub, 21,000 square feet of meeting space, an amusement center and 1,729 parking spaces. The property opened in 1994 and is located on 54 acres in Harvey, Louisiana, approximately 10 miles from downtown New Orleans and across the Mississippi River in the “West Bank” suburban area. On September 30, 2005, Boomtown New Orleans reopened its facility after having been closed for 34 days as a result of Hurricane Katrina. Boomtown New Orleans sustained only minimal physical damage as a result of Hurricane Katrina. The “West Bank” area of New Orleans generally did not flood during the hurricane. Management believes that the “West Bank” itself will experience significant economic growth as a result of regional reconstruction. As a result, we intend to build a 200 guestroom hotel at Boomtown New Orleans, the first guestroom hotel at this facility. Although results for Boomtown New Orleans following Hurricane Katrina are less predictable, the redevelopment of the area offers a significant opportunity for us to build our position in the local marketplace.

Belterra Casino Resort is a regional resort with an adjoining dockside riverboat casino. It opened in October 2000 and is located on 315 acres of land along the Ohio River near Vevay, Indiana, approximately 50 miles southwest of downtown Cincinnati, Ohio, and 65 miles northeast of Louisville, Kentucky. In early May 2004, we completed and opened a $37 million hotel tower expansion. Today, the resort features a large casino and a 15-story, 608-guestroom hotel, six restaurants, 33,000 square feet of meeting and conference space, a 1,750-seat entertainment showroom, a swimming pool, spa and an 18-hole championship golf course designed by Tom Fazio. The resort provides over 2,000 parking spaces, most of which are in a multi-level parking structure. We plan to construct a third hotel tower at our Belterra Casino Resort, adding approximately 250 guestrooms to the facility.

Boomtown Bossier City is a regional hotel property built around a dockside riverboat casino. The property opened in October 1996 on a site directly adjacent to, and highly visible from, Interstate 20. The Bossier City/Shreveport region is among the closest casinos to the Dallas/Fort Worth metropolitan area, which is a three-hour drive to the west along Interstate 20. The property includes a 188-guestroom hotel, with four master suites and 88 junior suites, four restaurants and 1,867 parking spaces.

Boomtown Reno is a land-based casino hotel that has been operating for more than 35 years and is located on a portion of our 569 acres approximately 11 miles west of downtown Reno, Nevada. This location is near the California border and adjacent to Interstate 80, which is the primary east-west interstate highway into northern California from northern Nevada. The property also features 318 guestrooms, four restaurants, an 80-seat lounge, a 30,000-square-foot amusement center and an indoor pool. In addition to the main casino/hotel, the property also includes a full-service truck stop with a satellite casino, a gas station and mini-mart, a 203-space recreational vehicle park and 1,548 parking spaces. We have reached an agreement with Cabela’s Retail, Inc. to transfer to them approximately 30 acres adjacent to the Boomtown Reno facility in order for Cabela’s to build an outdoor sporting goods store.

Casino Magic Argentina consists of three land-based casinos in the Patagonia region of Argentina. The principal Casino Magic Argentina property, in Neuquen province, opened in July 2005 as a US$15 million replacement casino approximately one mile from the former leased facility we had operated since 1995. The new facility includes a larger and more lavish casino, a major restaurant, several bars and an entertainment venue on 20 acres of land we own. The other two casinos, which opened in 1995 and 2003, respectively, are located in San Martín de los Andes and Junín de los Andes. We have certain exclusive rights to operate casinos in the major cities of the Province of Neuquen through 2016.

Casino Magic Biloxi was a facility originally built in 1993 and located on 10.6 acres on the Mississippi Gulf Coast, which featured a dockside riverboat casino and a 378-guestroom hotel tower containing four restaurants, 6,600 square feet of convention space and a health club. As a result of damage caused by Hurricane Katrina, the casino barge at Casino Magic Biloxi was declared a total loss. Management is actively examining whether to exploit the opportunities in Biloxi for building a replacement facility. We have not decided whether or not to rebuild the Biloxi facility and will base such a decision on management’s forecasted profitability of a new facility, taking into consideration the competitive and regulatory conditions, among other factors. Among such other factors will be the availability of capital and management resources and the expected returns of other investment opportunities. Many of these factors are still highly uncertain in Biloxi. We maintain an aggregate of $400 million of property insurance, including business interruption coverage, per occurrence for a “weather catastrophe occurrence” and at least $100 million on an annual basis for flood coverage, comprised of multiple layers of coverage underwritten by eleven separate carriers or syndicates. We have significant insurance claims for the hotel, casino and business interruption at Casino Magic Biloxi, which remains closed as a result of Hurricane Katrina. We believe that it is not necessary to build a replacement facility in Biloxi in order to obtain the insurance recovery. We have already received $25 million against our total claim. A “weather catastrophe occurrence” is generally defined under our insurance policies as damage caused by a storm which is named by the National Weather Service, including associated flood, wind, hail, sleet, tornadoes, hurricane or lightning. Several insurers providing excess insurance have recently reserved their rights under the policies to assert, among other things, that at least a portion of the damage caused by Hurricane Katrina may have been caused by flooding, rather than a “weather catastrophe occurrence,” which would result in the application of higher deductibles and lower limits and otherwise limit our coverage.

We have reserved all of our rights and intend to oppose vigorously any effort by any of our insurance carriers to limit their obligations under the policies by improperly characterizing the losses sustained by us.

The Offering

We provide the following summary solely for your convenience. This summary is not a complete description of this offering. You should read the full text and more specific details contained elsewhere in the prospectus, this prospectus supplement and any other offering material. For a more detailed description of the common stock offered, see the sections entitled “Description of Common Stock” in the accompanying prospectus and the documents incorporated by reference herein.

Issuer of the common stock	Pinnacle Entertainment, Inc.

Securities offered	6,000,000 shares of our common stock

Option to purchase additional shares	900,000 shares

Listing	New York Stock Exchange, under the symbol “PNK”

Approximate number of shares of common stock to be outstanding after this offering	46,975,588 shares

Use of Proceeds	We expect to use the net proceeds from this offering for general corporate purposes and for one or more of the following capital projects:

•	Construction of a third hotel tower, which adds approximately 250 guestrooms to the existing approximately 600 guestrooms at our Belterra facility, at an estimated cost of approximately $45 million. We believe that the availability of additional guestrooms at the Belterra facility will permit even greater utilization of its existing amenities, including the casino, and improve the position of the facility as a convention and meeting destination.

•	Expansion of our L’Auberge du Lac facility to add an additional 250 guestrooms to the existing 743 guestrooms, at an estimated cost of approximately $45 million. The existing facility was designed and built to accommodate such an addition with minimal incremental infrastructure and support facilities.

•	Construction of a 200 guestroom hotel at our Boomtown New Orleans facility, at an estimated cost of $30 million. The Boomtown New Orleans facility has vacant land available for such construction.

•	Funding a portion of the construction costs of the St. Louis projects or of a possible replacement facility in Biloxi.

Pending application for the above purposes, the net proceeds from this offering will be invested in cash equivalents.

The number of shares to be outstanding after this offering is based on our shares outstanding as of January 11, 2006 and assumes that the underwriters’ option to purchase additional shares is not exercised.

If the underwriters exercise their option to purchase additional shares in full, we will issue and sell an additional 900,000 shares of common stock. See “Underwriting.”

The number of shares to be outstanding after this offering excludes 5,544,227 shares of common stock reserved for issuance upon the exercise of outstanding stock options and 1,555,715 shares of common stock reserved for future stock option grants (in each case, at January 11, 2006).

Risk Factors

An investment in our common stock involves risk. You should carefully consider the information under “Risk Factors” in this prospectus supplement and the information included or incorporated by reference in this prospectus supplement and accompanying prospectus.

Summary Consolidated Financial Data

The following tables present our summary consolidated financial data for the years ended December 31, 2004, 2003 and 2002. This data is derived from our audited consolidated financial statements and the notes to those statements. The tables also present our summary consolidated financial data for the nine months ended September 30, 2005 and 2004, which is derived from our unaudited condensed consolidated financial statements and the notes to those statements. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of financial position and results of operations for those periods. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 2005. Because the data in these tables is only a summary you should read our consolidated financial statements, including the related notes, incorporated herein by reference, and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q that are incorporated herein by reference, as well as the other data we have incorporated by reference into this prospectus supplement.

The following table presents, for recent periods, revenues, operating income, EBITDA and net income (loss) on a consolidated basis (see page S-10 for detail):

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
Revenues	$504,345	$420,723	$553,311	$530,402	$514,001
Operating income (loss)	16,562	79,148	81,631	38,042	28,411
EBITDA (a)	61,751	114,860	129,818	84,875	73,340
Net income (loss)	(1,367)	13,935	9,161	(28,242)	(69,629)

(a)	We define EBITDA as earnings before interest expense and interest income, provision for income taxes, depreciation, amortization, loss on early extinguishment of debt and cumulative effect of a change in accounting principle. A reconciliation from net income (loss) to EBITDA and a cautionary note regarding EBITDA is set forth in note (e) to the subsequent table. Material non-routine items that are included under the disclosure rules in operating income (loss) and EBITDA are gain on sale of assets, pre-opening and development costs and certain items set forth in note (k) to the subsequent table.

The following table presents our summary consolidated financial data for the years ended December 31, 2004, 2003 and 2002, and our summary consolidated financial data for the nine months ended September 30, 2005 and 2004 and as of September 30, 2005.

	Nine Months Ended September 30,		Years Ended December 31,
	2005(a)	2004(a)	2004(b)	2003(c)	2002(d)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$504,345	$420,723	$553,311	$530,402	$514,001
Operating income (loss)(e)	16,562	79,148	81,631	38,042	28,411
Income (loss) before income taxes and cumulative effect of a change in accounting principle	(17,333)	30,280	17,756	(34,636)	(19,071)
Income (loss) before cumulative effect of a change in accounting principle	(1,367)	13,935	9,161	(28,242)	(12,925)
Net income (loss)	(1,367)	13,935	9,161	(28,242)	(69,629)
Net income (loss) per common share:
Basic	$(0.03)	$0.41	$0.26	$(1.09)	$(2.70)
Diluted	(0.03)	0.39	0.25	(1.09)	(2.70)
Other Data:
Operating income (loss)(e)
Belterra Casino Resort	$16,680	$13,275	$15,496	$9,474	$2,616
Boomtown New Orleans	15,288	19,291	25,451	22,814	20,470
L’Auberge du Lac(f)	(21,160)	(4,474)	(7,081)	0	0
Boomtown Bossier City	9,812	11,275	13,920	8,366	5,568
Casino Magic Biloxi(g)	5,984	6,912	8,345	8,127	10,570
Boomtown Reno	3,735	4,100	3,257	6,538	10,208
Casino Magic Argentina(h)	4,495	4,696	5,963	4,455	1,456
Card Clubs(i)	3,640	2,990	4,092	3,617	3,622
Embassy Suites(j)	342	0	0	0	0
Corporate and other(k)	(22,254)	(21,261)	(30,222)	(25,349)	(26,099)
Gain on sale of assets, net of other items	0	42,344	42,410	0	0

Total Operating Income	$16,562	$79,148	$81,631	$38,042	$28,411

EBITDA(e)
Belterra Casino Resort	$30,720	$25,034	$31,761	$23,242	$15,791
Boomtown New Orleans	20,405	24,339	32,214	29,339	27,055
L’Auberge du Lac(f)	(13,430)	(4,474)	(7,081)	0	0
Boomtown Bossier City	15,111	16,355	20,677	16,497	12,963
Casino Magic Biloxi(g)	11,457	12,805	16,229	16,029	18,090
Boomtown Reno	8,506	9,420	10,221	13,667	17,598
Casino Magic Argentina(h)	5,138	5,338	6,891	5,178	1,942
Card Clubs(i)	5,017	4,620	6,173	6,074	5,902
Embassy Suites(j)	493	0	0	0	0
Corporate and other(k)	(21,666)	(20,921)	(29,677)	(25,151)	(26,001)
Gain on sale of assets, net of other items	0	42,344	42,410	0	0

Total EBITDA	$61,751	$114,860	$129,818	$84,875	$73,340

Capital expenditures	$223,489	$135,745	$209,597	$82,931	$48,596
Cash flows provided by (used in):
Operating activities	$25,520	$18,274	$30,374	$55,386	$39,030
Investing activities	(171,729)	(62,284)	(109,094)	(181,575)	(77,037)
Financing activities	66,762	96,273	181,387	109,097	826

	As of September 30, 2005
	Actual	As Adjusted(l)	As Further Adjusted(m)
Balance Sheet Data:
Cash, restricted cash and equivalents	$161,608	$317,164	$273,238
Total assets	1,252,832	1,408,388	1,370,269
Total notes payable	703,517	703,517	668,509
Stockholders’ equity	420,604	576,160	574,712

(a)	The results for the nine months ended September 30, 2005 and 2004 include a loss on the early extinguishment of debt of $1.4 million and $11.4 million, respectively, in addition to certain other items set forth in notes (f), (h) and (k) below.
(b)	The results for 2004 include a loss on the early extinguishment of debt of $14.9 million, in addition to certain other items set forth in notes (f) and (k) below.
(c)	The results for 2003 include a loss on the early extinguishment of debt of $19.9 million in addition to certain other items set forth in note (k) below.
(d)	The results for 2002 include a $56.7 million charge, net of tax benefit, related to the cumulative effect of a change in accounting principle, in addition to certain items set forth in note (k) below.
(e)	We define EBITDA as earnings before interest expense and interest income, provision for income taxes, depreciation, amortization, loss on early extinguishment of debt and cumulative effect of a change in accounting principle. There are non-routine items included in such EBITDA, including pre-opening and development costs and other items set forth in note (k) below. EBITDA is not a measure of financial performance under the promulgations of the accounting profession known as GAAP. Management uses EBITDA adjusted for the non-routine items noted below to analyze the performance of our business segments. EBITDA is relevant in evaluating large, long-lived hotel casino projects, because it provides a perspective on the current effects of operating decisions separated from the substantial, non-operational depreciation charges, financing costs and other non-routine costs of such projects. Additionally, management believes some investors consider EBITDA to be a useful measure in determining a company’s ability to service or incur indebtedness and for estimating a company’s underlying cash flow from operations before capital costs, taxes, capital expenditures and other non-routine costs. EBITDA, subject to certain adjustments, is also a measure used in debt covenants in our debt agreements. Unlike net income, EBITDA does not include depreciation or interest expense and therefore does not reflect past, current or future capital expenditures or the cost of capital. Management uses EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance and to measure cash flow generated by ongoing operations. Such GAAP measurements include operating income (loss), net income (loss), cash flow from operations and cash flow data. EBITDA is not calculated in the same manner by all companies and accordingly, may not be an appropriate measure of comparing performance amongst different companies.

A reconciliation from net income (loss) to EBITDA is as follows:

	For the Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(in thousands)
Net income (loss)	$(1,367)	$13,935	$9,161	$(28,242)	$(69,629)
Cumulative effect of a change in accounting principle, net of income taxes	0	0	0	0	56,704

Income (loss) before cumulative effect of a change in accounting principle	(1,367)	13,935	9,161	(28,242)	(12,925)
Income tax expense (benefit)	(15,966)	16,345	8,595	(6,394)	(6,146)

Income (loss) before cumulative effect of a change in accounting principle and income taxes	(17,333)	30,280	17,756	(34,636)	(19,071)
Loss on early extinguishment of debt	1,352	11,418	14,921	19,908	0
Interest expense, net of capitalized interest and interest income	32,543	37,450	48,954	52,770	47,482

Operating income (loss)	16,562	79,148	81,631	38,042	28,411
Depreciation and amortization	45,189	35,712	48,187	46,833	44,929

EBITDA	$61,751	$114,860	$129,818	$84,875	$73,340

A reconciliation from operating income (loss) to EBITDA is as follows:

Operating Income (Loss)
Belterra Casino Resort	$16,680	$13,275	$15,496	$9,474	$2,616
Boomtown New Orleans	15,288	19,291	25,451	22,814	20,470
L’Auberge du Lac(f)	(21,160)	(4,474)	(7,081)	0	0
Boomtown Bossier City	9,812	11,275	13,920	8,366	5,568
Casino Magic Biloxi(g)	5,984	6,912	8,345	8,127	10,570
Boomtown Reno	3,735	4,100	3,257	6,538	10,208
Casino Magic Argentina(h)	4,495	4,696	5,963	4,455	1,456
Card Clubs(i)	3,640	2,990	4,092	3,617	3,622
Embassy Suites(j)	342	0	0	0	0
Corporate and other(k)	(22,254)	(21,261)	(30,222)	(25,349)	(26,099)
Gain on sale of assets, net of other items	0	42,344	42,410	0	0

Total Operating Income	$16,562	$79,148	$81,631	$38,042	$28,411

Depreciation and Amortization
Belterra Casino Resort	$14,040	$11,759	$16,265	$13,768	$13,175
Boomtown New Orleans	5,117	5,048	6,763	6,525	6,585
L’Auberge du Lac	7,730	0	0	0	0
Boomtown Bossier City	5,299	5,080	6,757	8,131	7,395
Casino Magic Biloxi	5,473	5,893	7,884	7,902	7,520
Boomtown Reno	4,771	5,320	6,964	7,129	7,390
Casino Magic Argentina	643	642	928	723	486
Card Clubs	1,377	1,630	2,081	2,457	2,280
Embassy Suites	151	0	0	0	0
Corporate and other	588	340	545	198	98

Total Depreciation and Amortization	$45,189	$35,712	$48,187	$46,833	$44,929

EBITDA
Belterra Casino Resort	$30,720	$25,034	$31,761	$23,242	$15,791
Boomtown New Orleans	20,405	24,339	32,214	29,339	27,055
L’Auberge du Lac(f)	(13,430)	(4,474)	(7,081)	0	0
Boomtown Bossier City	15,111	16,355	20,677	16,497	12,963
Casino Magic Biloxi(g)	11,457	12,805	16,229	16,029	18,090
Boomtown Reno	8,506	9,420	10,221	13,667	17,598
Casino Magic Argentina(h)	5,138	5,338	6,891	5,178	1,942
Card Clubs(i)	5,017	4,620	6,173	6,074	5,902
Embassy Suites(j)	493	0	0	0	0
Corporate and other(k)	(21,666)	(20,921)	(29,677)	(25,151)	(26,001)
Gain on sale of assets, net of other items	0	42,344	42,410	0	0

Total EBITDA	$61,751	$114,860	$129,818	$84,875	$73,340

(f)	Includes pre-opening and development costs of approximately $21.1 million and approximately $4.5 million for the nine months ended September 30, 2005 and 2004, respectively, and approximately $7.1 million for the year ended December 31, 2004.
(g)	Consists of a former casino in Biloxi, Mississippi which was damaged in Hurricane Katrina and remains closed. We own the casino site and have significant insurance claims, including business interruption claims.
(h)	Includes pre-opening and development costs of approximately $0.6 million for the nine months ended September 30, 2005.
(i)	Consists of the two card clubs we lease to a third party operator in Los Angeles.
(j)	Consists of the Embassy Suites St. Louis-Downtown hotel in St. Louis, Missouri, which was acquired in early September 2005.
(k)	Includes under current disclosure rules the following non-routine cost (benefit) items:

	For the Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(in thousands)
Pre-opening and development costs†	$4,598	$5,895	$7,318	$1,261	$1,948
Goodwill and other asset impairment charges	0	0	0	7,832	2,753
Indiana regulatory and related costs (benefits)	0	0	(194)	(2,056)	6,609
Corporate relocation costs (benefits)	0	0	0	(199)	1,601

	$4,598	$5,895	$7,124	$6,838	$12,911

†	Excludes the pre-opening and development costs for L’Auberge du Lac and Casino Magic Argentina, which are reflected in Operating Income and EBITDA for those properties.

(l)	The “As Adjusted” balances give effect to the issuance of 6,000,000 shares in this offering at a price of $27.35 per share, less underwriting discounts and commissions and estimated expenses totaling $8.5 million.
(m)	The “As Further Adjusted” balances give effect to (1) the “As Adjusted” effects described in note (l) above; (2) the funding of $20.0 million of the revolver and the $200 million term loan under the amended credit facility less estimated fees and expenses of approximately $8.2 million upon the closing of the amended credit facility on December 15, 2005; (3) the repayment of indebtedness of approximately $256 million outstanding under the prior credit facility in December 2005; and (4) the estimated after-tax non-cash write off of unamortized debt and original issue discount costs associated with the prior credit facility of approximately $2.4 million.

RISK FACTORS

In considering whether to purchase the shares of our common stock, you should carefully consider all of the information contained in or incorporated by reference in this prospectus supplement, including but not limited to, our Annual Report on Form 10-K for the year ended December 31, 2004, our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2005, June 30, 2005 and March 31, 2005, and other information which may be incorporated by reference in this prospectus as provided under “Incorporation of Documents by Reference”.

Risks Related to our Business

The gaming industry is very competitive and increased competition, including by Native American gaming facilities, could adversely affect our profitability.

We face significant competition in all of the markets in which we operate. This competition will intensify if new gaming operations enter our markets or existing competitors expand their operations. Several of our properties are located in jurisdictions that restrict gaming to certain areas and/or are adjacent to states that currently prohibit or restrict gaming operations. Economic difficulties faced by state governments could lead to intensified political pressures for the legalization of gaming in jurisdictions where it is currently prohibited. The legalization of gaming in such jurisdictions could be an expansion opportunity for us or a significant threat to us, depending on where the legalization occurs and our ability to capitalize on it. The legalization or authorization of gaming within or near a geographic market area in which any of our properties is located could make it harder for us to attract customers and therefore adversely affect our business and operating results. In particular, our ability to attract customers would be significantly affected by the legalization or expansion of gaming in Alabama, Arkansas, California, Florida, Kentucky, Ohio, Oklahoma or Texas and the development or expansion of Native American casinos in our markets. In the past, legislation to legalize or expand gaming has been introduced in some of these jurisdictions and federal law favors the expansion of Native American gaming. We expect similar proposals will be made in the future and we cannot assure you that such proposals will not be successful.

Even in gaming markets where the state governments do not choose to increase the maximum number of gaming licenses available, we face the risk that existing casino licensees will expand their operations and the risk that Native American gaming will continue to grow. Furthermore, Native American gaming facilities frequently operate under regulatory requirements and tax environments that are less stringent than those imposed on state licensed casinos, which could provide them with a competitive advantage.

In particular, expanded gaming in California, Oklahoma and Florida would increase the competition faced by Boomtown Reno, Boomtown Bossier City and our Biloxi property, if we decide to build a replacement facility in Biloxi. In recent years, new Native American casino developments opened in California that compete with the Reno gaming properties and are closer to several primary feeder markets than is our Boomtown Reno property. In 2004, Oklahoma passed a gaming measure that allows Native American tribes to agree to a model tribal gaming compact permitting new electronic gaming machines and some types of card games. The Oklahoma measure also permits three racetracks in Oklahoma to install similar gaming machines. Also in 2004, voters in Broward County, Florida approved the installation of slot machines at four racetracks and jai alai frontons. Because slot machines are now permitted in Broward County, Native American tribes throughout Florida may seek to install slot machines at Native American casinos.

Many of our competitors are larger and have substantially greater name recognition, marketing resources and access to lower cost sources of financing than we do. Moreover, consolidation of companies in the gaming industry could increase the concentration of large gaming companies in the markets in which we operate. This may result in our competitors having even greater resources, name recognition and licensing prospects than such competitors currently enjoy.

We face competition from racetracks that offer slot machines on their properties. We also compete with other forms of legalized gaming and entertainment such as online computer gambling, bingo, pull tab games, card parlors, sports books, pari-mutuel or telephonic betting on horse and dog racing, state sponsored lotteries, video lottery terminals, video poker terminals and, in the future, may compete with gaming at other venues. Furthermore, increases in the popularity of, and competition from, internet lotteries and other account wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from our properties and thus adversely affect our business.

Our substantial development obligations in connection with the St. Louis projects and other capital-intensive projects could strain our financial resources and might not provide for a sufficient return, if any.

We have begun construction of a planned $350 million facility in downtown St. Louis and site development activities at our planned $375 million facility in south St. Louis County. We also are planning significant expansions of our existing facilities at Belterra, Boomtown New Orleans and L’Auberge du Lac. We have applied for licenses in Pennsylvania and Chile which, if granted, would add additional casino developments to our obligations. Moreover, we may decide to rebuild our Biloxi facility, which sustained extensive damage as a result of Hurricane Katrina. These projects could strain our management resources as well as our financial resources.

The capital required for these projects will use a substantial part of our currently available cash and borrowing resources. We cannot assure you that any additional financing, if needed, will be available; that, once completed, the revenues generated from our new developments will be sufficient to pay their expenses; or, even if revenues are sufficient to pay expenses, that the projects will yield an adequate return on our significant investments. Our projects may take significantly longer than we expect to generate returns, if any.

Many factors could prevent us from completing our construction and development projects as planned, including the escalation of construction costs beyond increments anticipated in our construction budgets.

Construction and expansion projects for our properties entail significant risks including:

•	shortages of materials, including slot machines or other gaming equipment;

•	shortages of skilled labor or work stoppages;

•	unforeseen construction scheduling, engineering, excavation, environmental or geological problems;

•	natural disasters, hurricanes, weather interference, floods, fires, earthquakes or other casualty losses or delays;

•	unanticipated cost increases or delays in completing the projects;

•	delays in obtaining or inability to obtain or maintain necessary licenses or permits;

•	changes to plans or specifications;

•	disputes with contractors;

•	construction at our existing properties, which could disrupt our operations; and

•	remediation of environmental contamination at many of our proposed construction sites, which may prove more difficult or expensive than anticipated in our construction budgets.

Recent increases in the cost of raw materials for construction, driven by worldwide demand, may cause price increases beyond those anticipated in the budgets for our development projects. Furthermore, the cost of construction in areas of the Gulf Coast that were affected by the hurricanes may rise due to demand for construction material and labor in such locales. Any shortages in materials or labor in such areas could prolong the construction period and increase the cost of our development projects in that area, including the possible replacement of our Biloxi facility.

We cannot assure you that any project will be completed on time or within established budgets. Significant delays or cost overruns on our construction projects could significantly reduce any return on our investment in these projects and adversely affect our earnings and financial resources. Construction of our St. Louis development projects, or any other project, exposes us to risks of cost overruns due to typical construction uncertainties associated with any project or changes in the design, plans or concepts of such project. For these and other reasons, construction costs may exceed the estimated cost of completion notwithstanding any guaranteed maximum price construction contracts we may enter into.

Our present indebtedness and projected future borrowings could have adverse consequences to us; future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining additional financing; we may experience adverse effects due to interest rate and exchange rate fluctuations.

As of September 30, 2005, we had total indebtedness of approximately $703.5 million (including outstanding indebtedness under our credit facility, our 8.25% senior subordinated notes due 2012, our 8.75% senior subordinated notes due 2013 and other debt) and total shareholders’ equity of approximately $420.6 million. In addition, our credit facility, as amended and restated in December 2005, provides for a $450.0 million revolving credit facility (under which $415.6 million was undrawn and available as of December 15, 2005), to which we expect to have access, subject to the satisfaction of customary conditions to borrowing and satisfaction of certain financial ratios in our indentures. Our substantial development obligations for capital-intensive projects will require us to borrow significant amounts under our credit facility.

While we believe that we have sufficient cash and cash-generating resources to meet our debt service obligations during the next twelve months, we cannot assure you that in the future we will generate sufficient cash flow from operations or through asset sales to meet our long-term debt service obligations. Our present indebtedness and projected future borrowings could have important adverse consequences to us, such as:

•	limiting our ability to obtain additional financing without restructuring the covenants in our existing indebtedness to permit the incurrence of such financing;

•	requiring a substantial portion of our cash flow to be used for payments on the debt and related interest, thereby reducing our ability to use cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may affect our financial condition;

•	incurring higher interest expense in the event of increases in interest rates on our borrowings which have variable interest rates;

•	limiting our ability to make investments, dispose of assets or pay cash dividends;

•	heightening our vulnerability to downturns in our business or our industry or the general economy and restricting us from making improvements or acquisitions, or exploring business opportunities;

•	restricting our activities compared to those of competitors with less debt or greater resources; and

•	subjecting us to financial and other restrictive covenants in our indebtedness, with which a failure to comply could result in an event of default.

If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to refinance all or a portion of our debt, on or before maturity. In such circumstances, we cannot assure you that we will be able to refinance any of our debt, particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the various agreements governing our debt. Our future operating performance and our ability to service or refinance the senior subordinated notes and our other debt and to service, extend or refinance our credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Our borrowings under our amended credit facility are at variable rates of interest, and to the extent not protected with interest rate hedges, could expose us to market risk from adverse changes in interest rates. If interest rates increase, our debt service obligations on the variable rate indebtedness could increase significantly even though the amount borrowed would remain the same. Additionally, our operation of Casino Magic Argentina exposes us to foreign exchange rate risk from adverse changes in the exchange rate of the dollar to the Argentine Peso.

The terms of our credit facility and the indentures governing our subordinated indebtedness impose operating and financial restrictions on us.

Our credit facility and the indentures governing our 8.25% notes and our 8.75% notes impose various customary covenants on us and our subsidiaries, including among others, reporting covenants, covenants to maintain insurance, comply with laws, covenants to maintain properties and other covenants customary in senior credit financings and indentures. In addition, our credit facility requires that we comply with various financial covenants, including an interest coverage and debt to operating cash flow ratio, and capital spending limits. Our ability to comply with these provisions may be affected by general economic conditions, industry conditions, and other events beyond our control, including delay in the completion of new projects under construction. As a result, we cannot assure you that we will be able to comply with these covenants. Our failure to comply with the covenants contained in the instruments governing our indebtedness could result in an event of default, which could materially and adversely affect our operating results and our financial condition.

Issues could arise with respect to our insurance policies that could affect our timely recovery of insurance proceeds associated with recent hurricane damage and related business interruption.

We maintain an aggregate of $400 million of property insurance, including business interruption coverage, comprised of multiple layers of coverage underwritten by eleven separate carriers or syndicates. Insurance proceeds from the damage to Casino Magic Biloxi, which remains closed as a result of Hurricane Katrina, will represent a significant source of funds for us. We cannot predict whether we will encounter difficulty in collecting on insurance claims we may submit, including claims for business interruption. The magnitude of claims filed and expected to be filed with insurance companies by all affected persons relating to the damage caused by Hurricanes Katrina and Rita may delay the payment of insurance proceeds or may give rise to disputes and controversies relating to payments in respect of such claims. For example, several of our insurers have recently reserved their rights under the policies to assert, among other things, a flood exclusion and deductibles and other limiting provisions relating to floods. There can be no assurances that we will be fully compensated for all losses sustained due to the closure of the Biloxi facility or that we will be paid on a timely basis.

Because of the closure of Casino Magic Biloxi, we have suffered a loss of operating revenues from that facility; changes in the local gaming market could adversely affect our operations in Biloxi if we decide to build a replacement facility.

As a result of Hurricane Katrina, the casino barge at Casino Magic Biloxi was declared a total loss, and our high-rise hotel was extensively damaged and remains closed. Accordingly, we will suffer the loss of operating revenues and will incur other costs associated with the closure of our Biloxi property. There can be no assurance that we will be fully compensated by our insurance policies. Moreover, we cannot predict how redevelopment efforts will impact the gaming market in the Biloxi area. Increased competition or changes in the local gaming market could adversely affect our operations in Biloxi if we decide to build a replacement facility.

Damage and closures caused by Hurricanes Katrina and Rita in the New Orleans and Lake Charles areas make our future operating results at Boomtown New Orleans and L’Auberge du Lac less predictable.

The damage caused by the hurricanes to the communities surrounding our New Orleans and Lake Charles properties, including damage to roads, utilities, residential and commercial buildings could adversely affect the local gaming markets. We cannot predict whether some of our competitors will chose to exit the hurricane damaged areas or reenter such markets on a more grand scale and rebuild their facilities with significant capital investments. Although operations at our facilities have resumed in New Orleans and Lake Charles, the rebuilding decisions of our competitors in those areas and damage to the local infrastructure near Boomtown New Orleans and L’Auberge du Lac make future operating results at such facilities less predictable.

We operate in a highly taxed industry and may be subject to higher taxes in the future.

In virtually all gaming jurisdictions, state and local governments raise considerable revenues from taxes based on casino revenues and operations. We also pay property taxes, sales taxes, payroll taxes, franchise taxes and income taxes.

Our profitability depends on generating enough revenues to pay gaming taxes and other largely variable expenses, such as payroll and marketing, as well as largely fixed expenses, such as our property taxes and interest expense. From time to time, state and local governments have increased gaming taxes and such increases can significantly impact the profitability of gaming operations. We cannot assure you that legislatures in jurisdictions in which we operate, or the Federal government, will not enact legislation that increases gaming tax rates. Such increases, if adopted, could have a material adverse effect on our business, financial condition and results of operation.

We could lose the right to pursue the St. Louis City and St. Louis County projects if we fail to meet the conditions imposed by the Missouri Gaming Commission.

We have entered into a redevelopment agreement with the City of St. Louis and a lease and development agreement with St. Louis County with respect to the two St. Louis casinos and mixed-use facilities. However, we cannot assure you that we will complete the projects. The City of St. Louis may terminate the redevelopment agreement and St. Louis County may terminate the St. Louis County lease and development agreement under certain instances. Under both the City of St. Louis redevelopment agreement and the St. Louis County lease and development agreement, if we fail to complete the applicable project in accordance with the terms of the applicable agreement, we will owe monetary penalties and liquidated damages.

In September 2004, one of our subsidiaries was selected by the Missouri Gaming Commission to proceed for licensing for the operation of the casinos to be developed in the City of St. Louis and St. Louis County. The issuance of the operating licenses is subject to, among other requirements, (i) the completion of construction of the facilities and obtaining permits and the necessary land for construction of a road for access to the St. Louis County facilities by certain completion dates, (ii) maintaining an interest coverage ratio (as defined by the Missouri Gaming Commission) of at least 2.0x, (iii) compliance with the statutory requirements regarding riverboat gaming, including the requirement that each casino is located within 1,000 feet of the Missouri River or the Mississippi River and (iv) the suitability of Pinnacle and its key persons as defined by Missouri law. The issuance of the operating licenses is in the discretion of the Missouri Gaming Commission. Although our subsidiary was selected by the Missouri Gaming Commission to proceed for licensing, we cannot assure you that the licenses will ultimately be granted.

In addition, we have the right to terminate the lease and development agreement if certain conditions are not satisfied, including the feasibility of remediation of the environmental condition of the St. Louis County site.

Our industry is highly regulated, which makes us dependent on obtaining and maintaining gaming licenses and subjects us to potentially significant fines and penalties.

The ownership, management and operation of gaming facilities is subject to extensive state and local regulation. The rules and regulations of the states and local jurisdictions in which we and our subsidiaries conduct gaming operations require us to hold various licenses, registrations, permits and approvals and to obtain findings of suitability. The various regulatory authorities, including the Indiana Gaming Commission, the Louisiana Gaming Control Board, the Mississippi Gaming Commission, the Nevada State Gaming Control Board, the Nevada Gaming Commission and the Missouri Gaming Commission, may, among other things, limit, condition, suspend, revoke or fail to renew a license to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries for any cause deemed reasonable by such licensing authorities. Substantial fines or forfeitures of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our gaming facilities. However, we cannot assure you that we will be able to obtain any new licenses, registrations, permits, approvals and findings of suitability that may be required in the future or that existing ones will be renewed or will not be suspended or revoked. Any expansion of our gaming operations in our existing jurisdictions or into new jurisdictions will require various additional licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time consuming and costly and has no assurance of success.

Potential changes in the regulatory environment could harm our business.

From time to time, legislators and special interest groups have proposed legislation that would restrict or prevent gaming operations. Any new restriction on or prohibition of our gaming operations could force us to curtail operations and incur significant losses.

The concentration and evolution of the slot machine manufacturing industry could impose additional costs on us.

A majority of our revenues are attributable to slot machines operated by us at our casinos. It is important, for competitive reasons, that we offer the most popular and up to date slot machine games with the latest technology to our customers. We believe that one company in particular provides a majority of all slot machines sold in the U.S.

We believe that in recent years the prices of new slot machines have escalated faster than the rate of inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements in order to acquire the machines. Generally, a participating lease is substantially more expensive over the long term than the cost to purchase a new machine.

For competitive reasons, we may be forced to purchase new slot machines or enter into participating lease arrangements that are more expensive than our current costs associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could hurt our profitability.

Adverse weather conditions, highway construction, gasoline shortages, and other factors affecting our facilities and the areas in which we operate could make it more difficult for potential customers to travel to our properties and deter customers from visiting our properties.

Our continued success depends upon our ability to draw customers from each of the geographic markets in which we operate. Adverse weather conditions or highway construction can deter our customers from traveling to our facilities or make it difficult for them to frequent our properties. In addition, gasoline shortages or fuel price increases in regions that constitute a significant source of customers for our properties could make it more difficult for potential customers to travel to our properties and deter customers from visiting our properties.

Our dockside gaming facilities in Indiana and Louisiana, as well as any additional riverboat or dockside casino properties that might be developed or acquired, are also subject to risks, in addition to those associated with land-based casinos, that could disrupt our operations. Although none of our vessels leave their moorings in normal operations, there are risks associated with the movement or mooring of vessels on waterways, including risks of casualty due to river turbulence, flooding, collisions with other vessels and severe weather conditions.

Our results of operations and financial condition could be materially adversely affected by the occurrence of natural disasters, such as hurricanes, or other catastrophic events, including war and terrorism.

Natural disasters such as major hurricanes, floods, fires and earthquakes could adversely impact our business and operating results. Hurricanes are common to the areas in which our Louisiana and Mississippi properties are located and the severity of such natural disasters is unpredictable. In 2005, Hurricanes Katrina and Rita caused significant damage in the Gulf Coast region. Our Casino Magic Biloxi property was extensively damaged and remains closed, and the barge was declared a total loss. Our Boomtown New Orleans casino was forced to close for 34 days as a result of Hurricane Katrina. Hurricane Rita caused significant damage in the Lake Charles, Louisiana area and forced our L’Auberge du Lac resort to close for 16 days in addition to causing physical damage. The closures and disruptions stemming from Hurricane Rita have delayed the process of normalizing operations and procedures at L’Auberge du Lac, which opened in May of 2005, and specifically have prevented the facility from remedying internal control issues prior to year end. We cannot currently predict the long-term impact that the recent hurricanes or any future natural disasters will have on our ability to maintain our customer base or to sustain our business activities.

Catastrophic events such as terrorist and war activities in the United States and elsewhere have had a negative impact on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. We cannot predict the extent to which such events may affect us, directly or indirectly, in the future. We also cannot assure you that we will be able to obtain any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. If there is a prolonged disruption at our properties due to natural disasters, terrorist attacks or other catastrophic events, or if several of our properties simultaneously experience such events, our results of operations and financial condition could be materially adversely affected.

The loss of management and other key personnel could significantly harm our business.

Our continued success and our ability to maintain our competitive position is largely dependent upon, among other things, the efforts and skills of our senior management team, including Daniel R. Lee, our Chairman of the Board and Chief Executive Officer. Although we have entered into an employment agreement with Mr. Lee and certain of our other senior managers, we cannot guarantee that these individuals will remain with us. If we lose the services of any members of our management team or other key personnel, our business may be significantly impaired. We cannot assure you that we will be able to retain our existing senior management personnel or attract additional qualified senior management personnel.

In addition, our officers, directors and key employees also are required to file applications with the gaming authorities in each of the jurisdictions in which we operate and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impair our gaming operations.

We experience seasonal fluctuations that significantly impact our quarterly operating results.

We experience significant fluctuations in our quarterly operating results due to seasonality and other factors. Historically, the summer months are our strongest period and the winter months are our slowest period.

We are subject to litigation which, if adversely determined, could cause us to incur substantial losses.

We are, from time to time, during the normal course of operating our businesses, subject to various litigation claims and legal disputes. Some of the litigation claims may not be covered under our insurance policies or our insurance carriers may seek to deny coverage. As a result, we might be required to incur significant legal fees, which may have a material adverse impact on our financial position. In addition, because we cannot predict the outcome of any action, it is possible that, as a result of current and/or future litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

We face environmental and archaeological regulation of our real estate.

Our business is subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. Failure to comply with such laws could result in the imposition of severe penalties or restrictions on our operations by government agencies or courts of law or the incurrence of significant costs of remediation of hazardous materials. A material fine or penalty, severe operational or development restriction, or imposition of material remediation costs could adversely affect our business.

In addition, the locations of our current or future developments may coincide with sites containing archaeologically significant artifacts, such as Native American remains and artifacts. Federal, state and local governmental regulations relating to the protection of such sites may require us to modify, delay or cancel construction projects at significant cost to us.

Economic and political conditions, including slowdowns in the economy, and other factors affecting discretionary consumer spending may harm our operating results.

The strength and profitability of our business depends on consumer demand for hotel casino resorts and gaming in general and for the type of amenities we offer. A general downturn in economic conditions, changes in consumer preferences or other factors affecting discretionary consumer spending, including general or regional economic conditions, disposable consumer income, fears of recession and consumer confidence in the economy, could harm our business. An extended period of reduced discretionary spending and/or disruptions or declines in travel could significantly harm our operations.

Risks Related to our Common Stock

Our stock price has been and may remain volatile, and the value of your common stock may decline as a result of this volatility.

The market price of our common stock has been in the past, and may in the future be, subject to wide fluctuations in response to factors such as:

•	variations in quarterly operating results;

•	announcements, by us or our competitors, of acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in recommendations or financial estimates by securities analysts;

•	loss or threat of loss of material gaming licenses;

•	grant of new gaming licenses to our competitors, whether in our markets or in adjacent gaming markets;

•	conditions and trends in the gaming industry, including new state regulation or taxes enacted by state legislatures;

•	general conditions in the economy; and

•	the other factors described in or referred to in “Risk Factors” and “Disclosure Regarding Forward-Looking Statements.”

In addition, in recent years, the stock market has experienced significant price and volume fluctuations, which are often unrelated to the performance or condition of particular companies. Such broad market fluctuations could adversely affect the market price of our common stock. Following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against a company. If we become subject to this kind of litigation in the future, it could result in substantial litigation costs, damages awards against us, and the diversion of our management’s attention and resources.

You will be relying on the judgment of our management regarding our use of proceeds.

We may use some or all of the net proceeds from this offering for general corporate purposes, including capital expenditures for new development projects. Consequently, our management will have significant flexibility in applying the net proceeds. You will be relying on the judgment of our management regarding the application of the proceeds. Our management will have the ability to change the application of the proceeds of this offering without stockholder approval.

We may issue additional debt securities that could limit our operating flexibility and negatively affect the value of our common stock.

In the future, we may issue additional debt securities which may be governed by an indenture or other instrument containing covenants that could place restrictions on the operation of our business and the execution of our business strategy in addition to the restrictions on our business already contained in the agreements governing our existing debt. In addition, we may choose to issue debt that is convertible or exchangeable for other securities, including our common stock, or that has rights, preferences and privileges senior to our common stock. Because any decision to issue debt securities will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future debt financings and we may be required to accept unfavorable terms for any such financings. Accordingly, any future issuance of debt could dilute the interest of holders of our common stock and reduce the value of our common stock.

Provisions in our charter documents and Delaware law may prevent or delay acquisition of us, which could decrease the value of your shares.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions include those that:

•	permit our board of directors, without stockholder approval, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions including its voting, conversion or liquidation rights, or rights to acquire preferred stock, which may adversely affect the rights of holders of our common stock and may have the effect of delaying, deferring or preventing a change of control of our company or an unsolicited acquisition proposal;

•	permit only a majority of our directors in office to fill any vacancy on our board of directors;

•	limit the persons who may call special meetings of stockholders; and

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be presented at stockholder meetings.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner or certain other specified conditions are met. These provisions would apply even if the offer may be considered beneficial by some stockholders.

We may redeem your shares or the shares of others due to regulatory considerations, either as required by gaming regulators or in our discretion.

Our certificate of incorporation grants us the power to redeem our securities or the securities of our affiliated companies from a person who owns or controls these securities if:

•	that person is determined by a governmental gaming authority to be unsuitable to own or control these securities, or

•	in the sole discretion of our board of directors, that person is deemed likely to jeopardize our right to conduct gaming activities in any of the jurisdictions in which we conduct or intend to conduct gaming activities.

Under the foregoing circumstances, we may redeem, and if required by the applicable gaming authority must redeem, that person’s securities to the extent required by the gaming authority or deemed necessary or advisable by us. The redemption price will be determined by the gaming authority or otherwise will be a price deemed reasonable by us, which in our discretion could be the original purchase price, the then current trading price of the securities or another price that we determine. Furthermore, we may pay the redemption price in cash, by promissory note, or both, as required by the gaming authority or otherwise as we elect.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus supplement, the accompanying prospectus, any other offering material and any documents we incorporate by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides certain “safe harbor” provisions for forward-looking statements. All forward-looking statements made in this prospectus supplement, the accompanying prospectus, any other offering material and any documents we incorporate by reference are made pursuant to the Private Securities Litigation Reform Act. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding our expansion and development plans, cash needs, cash reserves, liquidity, operating and capital expenses, financing options, expense reductions, operating results and pending regulatory matters. Although we believe our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations, and actual results may differ materially from those that might be anticipated from forward-looking statements. This can occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Factors that may cause our actual performance to differ materially from that contemplated by such forward-looking statements include, among others:

•	the gaming industry is very competitive, and increased competition, including by Native American gaming facilities, could adversely affect our profitability;

•	our substantial development obligations in connection with the St. Louis projects and other capital-intensive projects could strain our financial resources and might not provide for a sufficient return, if any;

•	many factors could prevent us from completing our construction and development projects as planned, including the escalation of construction costs beyond increments anticipated in our construction budgets;

•	our present indebtedness and projected future borrowings could have adverse consequences to us; future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining additional financing; we may experience adverse effects due to interest rate and exchange rate fluctuations;

•	the terms of our credit facility and the indentures governing our subordinated indebtedness impose operating and financial restrictions on us;

•	issues could arise with respect to our insurance policies that could affect our timely recovery of insurance proceeds associated with recent hurricane damage and related business interruption;

•	because of the closure of Casino Magic Biloxi, we have suffered a loss of operating revenues from that facility; changes in the local gaming market could adversely affect our operations in Biloxi if we decide to build a replacement facility;

•	damage and closures caused by Hurricanes Katrina and Rita in the New Orleans and Lake Charles areas make our future operating results at Boomtown New Orleans and L’Auberge du Lac less predictable;

•	we operate in a highly taxed industry and may be subject to higher taxes in the future;

•	we could lose the right to pursue the St. Louis City and St. Louis County projects if we fail to meet the conditions imposed by the Missouri Gaming Commission;

•	our industry is highly regulated, which makes us dependent on obtaining and maintaining gaming licenses and subjects us to potentially significant fines and penalties;

•	potential changes in the regulatory environment could harm our business;

•	the concentration and evolution of the slot machine manufacturing industry could impose additional costs on us;

•	adverse weather conditions, highway construction, gasoline shortages, and other factors affecting our facilities and the areas in which we operate could make it more difficult for potential customers to travel to our properties and deter customers from visiting our properties;

•	our results of operations and financial condition could be materially adversely affected by the occurrence of natural disasters, such as hurricanes, or other catastrophic events, including war and terrorism;

•	the loss of management and other key personnel could significantly harm our business;

•	we experience seasonal fluctuations that significantly impact our quarterly operating results;

•	we are subject to litigation which, if adversely determined, could cause us to incur substantial losses;

•	we face environmental and archaeological regulation of our real estate; and

•	slowdowns in the economy and other factors affecting discretionary consumer spending may harm our operating results.

In addition, these statements could be affected by general domestic and international economic and political conditions, uncertainty as to the future direction of the economy and vulnerability of the economy to domestic or international incidents, as well as market conditions in our industry.

We caution the reader that the factors described above may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from this offering without exercise of the option to purchase additional shares will be approximately $155.6 million, based on an offering price of $27.35 per share, and after deducting underwriting discounts and commissions and estimated offering expenses totaling $8.5 million.

We expect to use the net proceeds from this offering for general corporate purposes and for one or more of the following capital projects:

•	Construction of a third hotel tower at our Belterra facility at an estimated cost of approximately $45 million.

•	Expansion of our L’Auberge du Lac facility to add an additional 250 guestrooms, at an estimated cost of approximately $45 million.

•	Construction of a 200 guestroom hotel at our Boomtown New Orleans facility, at an estimated cost of $30 million.

•	Funding a portion of the construction costs of the St. Louis projects or of a possible replacement facility in Biloxi.

Pending application for the above purposes, the net proceeds from this offering will be invested in cash equivalents.

If the underwriters exercise their option to purchase additional shares in full, we will issue and sell an additional 900,000 shares of common stock and estimate that we will receive additional net proceeds of approximately $23.4 million, based on an offering price of $27.35 per share. See “Underwriting.”

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is quoted on the New York Stock Exchange under the symbol “PNK”. The table below sets forth the high and low sales prices of our common stock as reported on the New York Stock Exchange for the periods indicated.

	High	Low
Fiscal 2004:
First Quarter	$14.93	$9.34
Second Quarter	14.38	10.71
Third Quarter	14.39	10.56
Fourth Quarter	20.60	13.17
Fiscal 2005:
First Quarter	$20.10	$15.31
Second Quarter	20.33	14.38
Third Quarter	25.67	16.05
Fourth Quarter	25.40	16.78
Fiscal 2006:
First Quarter (through January 12, 2006)	$27.74	$24.32

On January 12, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $27.51 per share. As of January 11, 2006, there were approximately 2,624 holders of record of our common stock. The number of record holders does not include beneficial owners whose shares are held in the name of banks, brokers, nominees or other fiduciaries.

We have not declared or paid any cash dividends on our common stock since 1992. We plan to retain earnings to finance our future growth and have no current plans to pay cash dividends to our stockholders. The payment of any future cash dividends will be at the sole discretion of our board of directors and will depend upon, among other things, our future earnings, our capital requirements, and our general financial condition. Our ability to declare or pay dividends on our common stock is limited under our amended credit facility and the indentures governing our 8.25% senior subordinated notes and 8.75% senior subordinated notes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2005:

•	on an actual basis;

•	as adjusted to give effect to our issuance (as if this offering occurred on September 30, 2005) of 6,000,000 shares of our common stock and the receipt of the proceeds from this offering (see “Use of Proceeds”); and

•	as further adjusted to reflect initial borrowings under the amended credit facility in December 2005 and the concurrent repayment of all obligations under the prior credit facility.

This table excludes an aggregate of 5,447,435 shares of common stock that may be issued upon the exercise of stock options outstanding as of September 30, 2005, with a weighted average exercise price of $11.34 per share and also excludes 1,681,315 shares of common stock reserved for future stock option grants as of September 30, 2005.

You should read this information together with our audited and unaudited consolidated financial statements and related notes incorporated by reference into this prospectus supplement, and the section entitled “Use of Proceeds” included elsewhere in this prospectus supplement.

	As of September 30, 2005
	Actual		As Adjusted(a)	As Further Adjusted(b)
	(in thousands, except share amounts)
Cash, cash equivalents and restricted cash	$161,608		$317,164	$273,238

Long-term debt, including current portion:
Amended credit facility	$255,008		$255,008	$220,000
8.25% senior subordinated notes due 2012	303,328	(c)	303,328	303,328
8.75% senior subordinated notes due 2013	133,102	(d)	133,102	133,102
Other debt	12,079		12,079	12,079

Total long-term debt	703,517		703,517	668,509

Stockholders’ equity:
Preferred stock ($1.00 par value, 250,000 shares authorized; no shares issued and outstanding)	—		—	—
Common stock ($0.10 par value, 100,000,000 shares authorized; 40,942,780 shares outstanding (net of treasury shares); 46,942,780 shares outstanding on an “as adjusted” basis (net of treasury shares))	4,295		4,895	4,895
Capital in excess of par value	434,836		589,792	589,792
Retained earnings	11,711		11,711	10,263
Treasury stock	(20,090)		(20,090)	(20,090)
Accumulated other comprehensive loss—currency translation of foreign assets	(10,148)		(10,148)	(10,148)

Total stockholders’ equity	420,604		576,160	574,712

Total capitalization	$1,124,121		$1,279,677	$1,243,221

(a)	The “As Adjusted” balances give effect to the issuance of 6,000,000 shares in this offering at an offering price of $27.35 per share, less underwriting discounts and commissions and estimated expenses totaling $8.5 million.
(b)

The “As Further Adjusted” balances give effect to (1) the “As Adjusted” effects described in note (a) above; (2) the funding of $20.0 million of the revolver and the $200 million term loan under the amended credit facility less estimated fees and expenses of approximately $8.2 million upon the closing of the amended credit facility on December 15, 2005; (3) the repayment of indebtedness of approximately $256 million outstanding under the prior credit facility in December 2005; and (4) the estimated after-tax non-cash write off of unamortized debt and original issue discount costs associated with the prior credit facility of approximately $2.4 million.

(c)	The $200.0 million aggregate principal amount of the 8.25% notes we issued on March 15, 2004 were issued at a price of 99.282% of par to yield 8.375% to maturity. The $100.0 million aggregate principal amount of 8.25% notes we issued on December 3, 2004 were issued at a price of 105% of par to yield 7.35% to maturity and 7.10% to the first par call date.
(d)	The $135.0 million aggregate principal amount of the 8.75% notes were issued on September 25, 2003 at a price of 98.369% of par to yield 9.00% to maturity.

DILUTION

Purchasers of our common stock offered by this prospectus supplement will suffer dilution in net tangible book value per share. Our net tangible book value as of September 30, 2005 was approximately $356.7 million, or approximately $8.71 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of September 30, 2005.

Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. After giving effect to our sale of 6,000,000 shares of common stock in this offering, at an offering price of $27.35 per share, and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 2005 would have been approximately $512.2 million, or $10.91 per share, based on 46,942,780 shares of common stock outstanding at September 30, 2005 after giving effect to this offering. This represents an immediate increase in net tangible book value of $2.20 per share of common stock to existing stockholders and an immediate dilution of $16.44 per share to purchasers of common stock in this offering.

Public offering price per share	$27.35
Net tangible book value per share as of September 30, 2005	8.71
Increase per share attributable to this offering	2.20

Net tangible book value per share as of September 30, 2005 after giving effect to this offering	10.91

Dilution in net tangible book value per share to new investors	$16.44

UNDERWRITING

Lehman Brothers Inc. and Deutsche Bank Securities Inc. are acting as joint book-running managers, and representatives of the underwriters. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.	1,860,000
Deutsche Bank Securities Inc.	1,860,000
Bear, Stearns & Co. Inc.	630,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	600,000
J.P. Morgan Securities Inc.	240,000
SG Americas Securities, LLC	150,000
Wachovia Capital Markets, LLC	150,000
Wells Fargo Securities, LLC	150,000
Crowell, Weedon & Co.	90,000
CRT Capital Group LLC	90,000
Davenport & Company LLC	90,000
Sterne, Agee & Leach, Inc.	90,000

Total	6,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share	$1.299	$1.299
Total	$7,794,000	$8,963,100

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.78 per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $0.10 per share to other dealers. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $750,000 (exclusive of underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 900,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 6,000,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We and all of our directors and executive officers have agreed that, without the prior written consent of Lehman Brothers Inc., we and they will not directly or indirectly offer, sell, pledge, contract to sell (including making any short sale or covering any short position), sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of common stock (including shares of common stock which may be issued upon exercise of a stock option or warrant and any other security convertible into or exchangeable for common stock) or enter into any swap or other agreement (including, without limitation, any put or call option) that transfers to another, in whole or in part, any economic consequences of ownership of the common stock for a period of 90 days after the date of this prospectus supplement other than permitted transfers.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Lehman Brothers Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions. Lehman Brothers Inc. is a lender, joint advisor, joint lead arranger and joint book-runner and Deutsche Bank Securities Inc. is a lender and joint documentation agent under our amended credit facility.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Irell & Manella LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California. Latham & Watkins LLP has from time to time provided legal services to us, other than in connection with this offering.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Pinnacle Entertainment, Inc. Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph relating to Pinnacle Entertainment, Inc.’s change in accounting for goodwill and other intangible assets to conform to the Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the following location of the SEC:

Public Reference Room

100 F Street, N.E., Room 1580

Washington, D.C. 20549

You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. We maintain a website at http://www.pnkinc.com with information about our company. Information contained on our web site or any other web site is not incorporated into this prospectus and does not constitute a part of this prospectus. Our website address referenced above is intended to be an inactive textual reference only and not an active hyperlink to our website. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus supplement, and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC rules):

1. Our annual report on Form 10-K for the year ended December 31, 2004, as amended by Form 10-K/A filed May 9, 2005;

2. Our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005, and September 30, 2005;

3. Our current reports on Form 8-K (including amendments thereto) filed on January 12, 2005, January 14, 2005, February 17, 2005 (reporting Item 5.02), February 18, 2005, March 21, 2005, May 9, 2005, May 10, 2005 (as amended by Form 8-K/A filed on June 13, 2005), May 20, 2005, June 13, 2005, August 23, 2005, September 7, 2005, September 23, 2005 (as amended by Form 8-K/A filed on November 14, 2005), September 29, 2005, October 5, 2005, October 17, 2005, December 20, 2005, December 23, 2005, January 3, 2006, January 6, 2006, January 6, 2006 and January 10, 2006;

4. Our proxy statement dated April 4, 2005; and

5. The description of our common stock contained in our registration statement on Form 8-A filed on August 10, 2001, as amended by our current reports on Form 8-K filed on January 26, 2004 and May 9, 2005.

We also incorporate by reference any future filings we make with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by the SEC’s rules) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities to which this prospectus supplement relates or the offering is otherwise terminated.

This prospectus supplement is part of a registration statement we have filed with the SEC on Form S-3 relating to the securities. As permitted by SEC rules, this prospectus supplement does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. We have filed certain legal documents that control the terms of the securities offered by this prospectus supplement as exhibits to the registration statement. We will file certain other legal documents that control the terms of the securities offered by this prospectus as exhibits to reports we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC’s Public Reference Room or through its web site.

You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address:

Pinnacle Entertainment, Inc.

Investor Relations

3800 Howard Hughes Parkway

Las Vegas, Nevada 89109

(702) 784-7777

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

PROSPECTUS

PINNACLE ENTERTAINMENT, INC.

SENIOR DEBT SECURITIES

SENIOR SUBORDINATED DEBT SECURITIES

SUBORDINATED DEBT SECURITIES

PREFERRED STOCK

DEPOSITARY SHARES

COMMON STOCK

WARRANTS

GUARANTEES OF DEBT SECURITIES

PURCHASE CONTRACTS UNITS

We may, from time to time, offer to sell senior, senior subordinated or subordinated debt securities, preferred stock (either separately or represented by depositary shares), common stock, warrants and purchase contracts, as well as units that include any of these securities or securities of one or more other entities. The debt securities, preferred stock, warrants and purchase contracts may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of our company or debt or equity securities of one or more other entities. This prospectus also covers guarantees, if any, of our obligations under any debt securities, which may be given by one or more of our subsidiaries.

We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus and other offering material. In addition, this prospectus may be used to offer securities for the account of persons other than us.

We or any selling security holder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered, and any other information relating to a specific offering, will be set forth in a post-effective amendment to the registration statement of which this prospectus is a part, in a supplement to this prospectus, in other offering material related to the securities or may be set forth in one or more documents incorporated by reference in this prospectus.

Our common stock trades on the New York Stock Exchange under the symbol “PNK”.

None of the Securities and Exchange Commission, the Louisiana Gaming Control Board, the Indiana Gaming Commission, the Mississippi Gaming Commission, the Missouri Gaming Commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the City of Reno, Nevada gaming authorities, and the California Gambling Control Commission, or any state securities commission or other gaming authority, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 6, 2006

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities offered by us. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement and any other offering material may also add to, update or change information contained in the prospectus or in documents we have incorporated by reference into this prospectus and, accordingly, to the extent inconsistent, information in or incorporated by reference in this prospectus is superseded by the information in the prospectus supplement and any other offering material related to such securities.

The prospectus supplement to be attached to the front of this prospectus may describe, as applicable: the terms of the securities offered, the initial public offering price, the price paid for the securities, net proceeds and the other specific terms related to the offering of these securities.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, the applicable prospectus supplement and any other offering material, before making an investment decision.

When used in this prospectus, the terms “Pinnacle Entertainment,” “the Company,” “we,” “us,” and “our” refer to Pinnacle Entertainment, Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires.

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You should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement and any other offering material. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should not assume that the information appearing in this prospectus, any prospectus supplement, any other offering material or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus, any prospectus supplement, any other offering material or any sale of a security. Our business, financial condition, results of operation and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the following location of the SEC:

Public Reference Room

100 F Street, N.E., Room 1580

Washington, D.C. 20549

You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. We maintain a website at http://www.pnkinc.com with information about our company. Information contained on our web site or any other web site is not incorporated into this prospectus and does not constitute a part of this prospectus. Our website address referenced above is intended to be an inactive textual reference only and not an active hyperlink to our website. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC rules):

1.  Our annual report on Form 10-K for the year ended December 31, 2004, as amended by Form 10-K/A filed May 9, 2005;

2.  Our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005, and September 30, 2005;

3.  Our current reports on Form 8-K (including amendments thereto) filed on January 12, 2005, January 14, 2005, February 17, 2005 (reporting Item 5.02), February 18, 2005, March 21, 2005, May 9, 2005, May 10, 2005 (as amended by Form 8-K/A filed on June 13, 2005), May 20, 2005, June 13, 2005, August 23, 2005, September 7, 2005, September 23, 2005 (as amended by Form 8-K/A filed on November 14, 2005), September 29, 2005, October 5, 2005, October 17, 2005, December 20, 2005, December 23, 2005, January 3, 2006, January 6, 2006 and January 6, 2006;

4.  Our proxy statement dated April 4, 2005; and

5.  The description of our common stock contained in our registration statement on Form 8-A filed on August 10, 2001, as amended by our current reports on Form 8-K filed on January 26, 2004 and May 9, 2005.

We also incorporate by reference any future filings we make with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by the SEC’s rules) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated.

This prospectus is part of a registration statement we have filed with the SEC on Form S-3 relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. We have filed certain legal documents that control the terms of the securities offered by this prospectus as exhibits to the registration statement. We will file certain other legal documents that control the terms of the securities offered by this prospectus as exhibits to reports we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC’s Public Reference Room or through its web site.

You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address:

Pinnacle Entertainment, Inc.

Investor Relations

3800 Howard Hughes Parkway

Las Vegas, Nevada 89109

(702) 784-7777

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus, any prospectus supplement, any other offering material and any documents we incorporate by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides certain “safe harbor” provisions for forward-looking statements. All forward-looking statements made in this prospectus, any prospectus supplement, any other offering material and any documents we incorporate by reference are made pursuant to the Private Securities Litigation Reform Act. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding our expansion and development plans, cash needs, cash reserves, liquidity, operating and capital expenses, financing options, expense reductions, operating results, insurance recoveries and pending regulatory matters. Although we believe our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations, and actual results may differ materially from those that might be anticipated from forward-looking statements. This can occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Factors that may cause our actual performance to differ materially from that contemplated by such forward-looking statements include, among others:

•	the gaming industry is very competitive, and increased competition, including by Native American gaming facilities, could adversely affect our profitability;

•	our substantial development obligations in connection with the St. Louis projects and other capital-intensive projects could strain our financial resources and might not provide for a sufficient return, if any;

•	many factors could prevent us from completing our construction and development projects as planned, including the escalation of construction costs beyond increments anticipated in our construction budgets;

•	our present indebtedness and projected future borrowings could have adverse consequences to us; future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining additional financing; we may experience adverse effects due to interest rate and exchange rate fluctuations;

•	the terms of our credit facility and the indentures governing our subordinated indebtedness impose operating and financial restrictions on us;

•	issues could arise with respect to our insurance policies that could affect our timely recovery of insurance proceeds associated with recent hurricane damage and related business interruption;

•	because of the closure of Casino Magic Biloxi, we have suffered a loss of operating revenues from that facility; changes in the local gaming market could adversely affect our operations in Biloxi if we decide to build a replacement facility;

•	damage and closures caused by Hurricanes Katrina and Rita in the New Orleans and Lake Charles areas make our future operating results at Boomtown New Orleans and L’Auberge du Lac less predictable;

•	we operate in a highly taxed industry and may be subject to higher taxes in the future;

•	we could lose the right to pursue the St. Louis City and St. Louis County projects if we fail to meet the conditions imposed by the Missouri Gaming Commission;

•	our industry is highly regulated, which makes us dependent on obtaining and maintaining gaming licenses and subjects us to potentially significant fines and penalties;

•	potential changes in the regulatory environment could harm our business;

•	the concentration and evolution of the slot machine manufacturing industry could impose additional costs on us;

•	adverse weather conditions, highway construction, gasoline shortages, and other factors affecting our facilities and the areas in which we operate could make it more difficult for potential customers to travel to our properties and deter customers from visiting our properties;

•	our results of operations and financial condition could be materially adversely affected by the occurrence of natural disasters, such as hurricanes, or other catastrophic events, including war and terrorism;

•	the loss of management and other key personnel could significantly harm our business;

•	we experience seasonal fluctuations that significantly impact our quarterly operating results;

•	we are subject to litigation which, if adversely determined, could cause us to incur substantial losses;

•	we face environmental and archaeological regulation of our real estate; and

•	slowdowns in the economy and other factors affecting discretionary consumer spending may harm our operating results.

In addition, these statements could be affected by general domestic and international economic and political conditions, uncertainty as to the future direction of the economy and vulnerability of the economy to domestic or international incidents, as well as market conditions in our industry.

We caution the reader that the factors described above may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET DATA

We use market and industry data throughout this prospectus, the applicable prospectus supplement, other offering material and the documents incorporated by reference herein that we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The market and industry data is often based on industry surveys and the preparers’ experience in the industry. Similarly, although we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information.

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THE COMPANY

We are a rapidly growing, diversified, multi-jurisdictional owner and operator of gaming entertainment facilities. We own and operate casinos in Nevada, Louisiana, Indiana and Argentina, and own a hotel in Missouri. In May 2005, we opened L’Auberge du Lac, a casino resort which we believe is the premier casino in the Lake Charles, Louisiana area. Additionally, we have begun construction of a major casino hotel in downtown St. Louis, Missouri, just north of the famed Gateway Arch. We have also begun site preparation for a second casino in the St. Louis metropolitan area on 54 acres in the community of Lemay, approximately 10 miles south of downtown St. Louis. Internationally, we opened our replacement casino in Neuquen, Argentina in July 2005, which is significantly larger and of higher quality than its predecessor leased facility; have been licensed to operate a small casino in the Bahamas; and have filed two applications for licenses in Chile. In December 2005, we filed a gaming license application in Pennsylvania seeking one of two available gaming licenses to operate a slot-only casino in Philadelphia. We also receive lease income from two card clubs in southern California. In addition, we continue to own and lease land in Biloxi, Mississippi, where we previously operated a casino hotel known as Casino Magic. Hurricane Katrina caused extensive damage at this facility, most of which we believe to be covered by insurance. We also have business interruption insurance related to Casino Magic Biloxi. We are not obligated to rebuild the Biloxi facility in order to obtain the insurance recovery. Management is actively examining whether to exploit the opportunities in Biloxi for building a replacement facility. Among the factors that management intends to take into consideration are the competitive and regulatory environment, the reconstruction progress of the region, and our available resources at the time.

We were incorporated in the State of Delaware in 1981 as the successor to a business that started in 1938. Our executive offices are located at 3800 Howard Hughes Parkway, Las Vegas, Nevada 89109 and our telephone number is (702) 784-7777.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the unaudited consolidated ratio of earnings to fixed charges for the periods shown:

	Year Ended December 31,						Nine Months Ended September 30,
	2004		2003	2002	2001	2000	2005	2004
Ratio of earnings to fixed charges (1)	1.21x	(2)	—	—	—	2.94x	—	1.60x	(2)

(1)	In computing the ratio of earnings to fixed charges: (i) earnings were calculated from income from continuing operations, before income taxes and fixed charges, and excluding capitalized interest; and (ii) fixed charges were computed from interest expense, amortization of debt issuance costs, capitalized interest, and the estimated interest included in rental expense. Earnings were insufficient to cover fixed charges by $36.1 million, $19.9 million, $51.0 million and $24.0 million for the years ended December 31, 2003, 2002 and 2001 and for the nine months ended September 30, 2005, respectively.
(2)	Includes a material gain on the sale of surplus real estate in 2004.

USE OF PROCEEDS

Unless indicated otherwise in the applicable prospectus supplement or other offering material, we expect to use the net proceeds from the sale of our securities for our operations and for other general corporate purposes, including, but not limited to, capital expenditures (including for new development projects), repayment or refinancing of borrowings, working capital, investments, acquisitions and the repurchase of our common stock. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the applicable prospectus supplement or other offering material relating to such offering. If net proceeds from a specific offering will be used to repay indebtedness, the applicable prospectus supplement or other offering material will describe the relevant terms of the debt to be repaid.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES OF DEBT SECURITIES

The debt securities we may offer pursuant to this prospectus will be senior, senior subordinated or subordinated debt of Pinnacle Entertainment, Inc.

The debt securities will be issued under one or more indentures, each dated as of a date on or before the issuance of the debt securities to which it relates and in one of the forms filed as an exhibit to the registration statement (including amendments to such registration statement) of which this prospectus is a part, subject to any amendments or supplements to such indentures as we may adopt from time to time. Each indenture will be entered into between us, as obligor, a trustee chosen by us and qualified to act as a trustee under the Trust Indenture Act of 1939, and any of our subsidiaries which guarantee our obligations under the indenture.

The forms of indentures filed as exhibits to the registration statement of which this prospectus is a part include a form of senior indenture under which one or more series of senior debt securities may be issued, a form of senior subordinated indenture under which one or more series of senior subordinated debt securities may be issued, and a form of subordinated indenture under which one or more series of subordinated debt securities may be issued, subject to any amendments or supplements to such indentures as we may adopt from time to time, which forms are incorporated by reference into this prospectus. We use the term “indentures” to refer to the senior indenture, the senior subordinated indenture and the subordinated indenture and any other indentures we may file as exhibits to (or incorporate by reference in) the registration statement (including amendments to such registration statement) of which this prospectus is a part. You should read the indentures because they will control your rights as a holder of debt securities. The terms of the indenture will also be governed by the Trust Indenture Act. You should refer to the applicable indenture for more specific information.

In addition, we may issue additional unsecured 8.25% senior subordinated notes due 2012 and additional unsecured 8.75% senior subordinated notes due 2013, of which $300.0 million and $135.0 million in aggregate principal amount were outstanding as of September 30, 2005, respectively. The indentures governing the 8.25% notes and the 8.75% notes have been previously filed with the SEC and are incorporated by reference as exhibits to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus.

The forms of indentures are or will be filed as exhibits to the registration statement (including amendments to such registration statement) of which this prospectus forms a part. The statements and descriptions in this prospectus, in any prospectus supplement or in any other offering material regarding provisions of the indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures (and any amendments or supplements we may enter into from time to time which are permitted under each indenture) and the debt securities, including the definitions therein of certain terms.

We use the term “trustee” to refer to the trustee or trustees under any of the indentures we may enter into.

General

Unless otherwise specified in a prospectus supplement, the debt securities will be our direct unsecured obligations. The senior debt securities will rank equally with each other and with all of our other senior and unsubordinated debt. Unless otherwise specified in a prospectus supplement, the senior debt securities will effectively be subordinated to our secured indebtedness, including amounts we have borrowed under any secured or revolving term credit facility, such as our credit facility. The senior subordinated debt securities will be subordinate and junior in right of payment, as more fully described in an indenture and in any applicable supplement to the indenture, to the senior indebtedness designated in such indenture or supplemental indenture, and will rank equally with our other senior subordinated indebtedness, including, as of September 30, 2005, $300.0 million principal amount of our unsecured 8.25% senior subordinated notes due 2012 and $135.0 million principal amount of our unsecured 8.75% senior subordinated notes due 2013. The subordinated debt securities will be subordinate and junior in right of payment, as more fully described in an indenture and in any applicable supplement to the indenture, to all of our senior and senior subordinated indebtedness designated in such indenture or supplemental indenture. All these debt securities will be effectively subordinate and junior to the liabilities of our subsidiaries, except to the extent of any guarantees (and the ranking thereof) of such debt securities given by our subsidiaries.

We will include in a supplement to this prospectus the specific terms of each series of the debt securities being offered, including whether the debt securities of the series are convertible or exchangeable into other debt or equity securities and, if so, the terms and conditions upon which such conversion or exchange will be effected, and whether the debt securities will be secured including any provisions relating to the security provided. When we refer to “Pinnacle Entertainment,” “we,” “us,” or “our” in this section or when we otherwise refer to ourselves in this section, we mean only Pinnacle Entertainment, Inc. and not to any of our subsidiaries.

Guarantees

Debt securities may be guaranteed by one or more of our subsidiaries, if so provided in the applicable prospectus supplement or other offering material. The prospectus supplement or other offering material will describe the terms of any guarantees, including, among other things, the ranking of the guarantee, the method for determining the identity of the guarantors and the conditions under which guarantees will be added or released. Any guarantees will be joint and several obligations of the guarantors. The obligations of each guarantor under its guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Mandatory Disposition Pursuant to Gaming Laws

The indentures provide that each holder and beneficial owner, by accepting any of the debt securities subject thereto, shall be deemed to have agreed that if the gaming authority of any jurisdiction of which we or any of our subsidiaries conducts or proposes to conduct gaming, requires that a person who is a holder or the beneficial owner of the debt securities (or an affiliate thereof) be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner (or an affiliate thereof), as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply for a license, qualification or a finding of suitability within 30 days (or such shorter period as may be required by the applicable gaming authority) or is denied such license or qualification or is not found suitable, we shall have the right, at our option:

•	to require such person to dispose of its debt securities or beneficial interest therein within 30 days (or such earlier date as may be required by the applicable gaming authority) of receipt of notice or finding by such gaming authority; or

•	to redeem such debt securities at a redemption price equal to the least of (i) 100% of the principal amount thereof or the price at which such person acquired such debt securities, plus in either case accrued and unpaid interest, if any, to the earlier of the date of redemption or the date of the denial of license or qualification or of finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority or (ii) such lesser amount as may be required by any gaming authority.

Immediately upon a determination by a gaming authority that a holder or beneficial owner of debt securities (or affiliate thereof) will not be licensed, qualified or found suitable or is denied a license, qualification or finding of suitability, the holder or beneficial owner will not have any further rights with respect to the debt securities: (i) to exercise, directly or indirectly, through any person, any right conferred by the debt securities or (ii) receive any interest or any other distribution or payment with respect to the debt securities, or any remuneration in any form from us for services rendered or otherwise, except the redemption price of the debt securities.

We shall notify the trustee in writing of any such redemption as soon as practicable. We shall not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability.

DESCRIPTION OF PREFERRED STOCK

Our certificate of incorporation permits us to issue, without prior permission from our stockholders, up to 250,000 shares of our $1.00 par value preferred stock. As of September 30, 2005, none of our preferred stock was issued and outstanding.

Our board of directors may, without further action of the stockholders, issue undesignated preferred stock in one or more classes or series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it. Any undesignated preferred stock issued by us may:

•	rank prior to our common stock as to dividend rights, liquidation preference or both;

•	have full or limited voting rights; and

•	be convertible into shares of common stock or other securities.

We will describe in a supplement to this prospectus the specific terms of a particular series of preferred stock being offered. These terms may include some or all of the following:

•	the maximum number of shares in the series;

•	the designation of the series;

•	the number of shares we are offering;

•	any liquidation preference per share;

•	the initial offering price per share;

•	any voting rights of the series;

•	any dividend rights and the specific terms relating to these dividend rights, including the applicable dividend rate, if any, on the shares of such series, the conditions and dates upon which such dividends will be payable, the preference or relation which such dividends will bear to the dividends payable on any other class or classes or on any other series of capital stock, and whether such dividends will be cumulative or non-cumulative;

•	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	whether the shares of such series will be redeemable and, if so, the times, prices and other terms and conditions of such redemption;

•	the relative ranking and the rights of the holders of shares of such series as to dividends and upon the liquidation, dissolution or winding up of our company;

•	whether or not the shares of such series will be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof;

•	whether or not the shares of such series shall be convertible into, or exchangeable for, (a) our debt securities, (b) shares of any other class or classes of stock of our company, or of any other series of the same or different class of stock, or (c) shares of any class or series of stock of any other corporation, and if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

•	while any shares of such series are outstanding, the limitations and restrictions, if any, upon the payment of dividends or making of other distributions on, and upon the purchase, redemption or other acquisition by our company of, our common stock, or any other class or classes of stock of our company ranking junior to the shares of such series either as to dividends or upon liquidation;

•	the conditions or restrictions, if any, upon the creation of indebtedness of our company or upon the issue of any additional stock, including additional shares of such series or of any other series or of any other class, ranking on a parity with or prior to the shares of such series as to dividends or distribution of assets on liquidation, dissolution or winding up;

•	whether fractional interests in shares of the series will be offered in the form of depositary shares as described below under “—Depositary Shares;”

•	restrictions on transfer, sale or other assignment, if any;

•	any other preference or provision and relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof; and

•	our ability to modify the rights of holders otherwise than by a vote of a majority or more of the series outstanding.

The preferred stock will, when issued, be fully paid and non-assessable.

Any issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may have the effect of delaying, deferring or preventing a change of control in our company or an unsolicited acquisition proposal. For a description of the provisions of our certificate of incorporation and bylaws that could have an effect of delaying, deferring or preventing a change in control of our company and that would operate only with respect to an extraordinary corporate transaction involving us (or any of our subsidiaries), see the description in this prospectus under the heading “Certain Provisions of our Certificate of Incorporation, Bylaws and Statutes.”

The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock.

DEPOSITARY SHARES

We may, at our option, elect to offer fractional shares of preferred stock or other equity stock, rather than full shares of preferred stock or such other equity stock. In the event we exercise this option, we will issue receipts for depositary shares, each of which will represent a fraction, to be described in an applicable prospectus supplement, of a share of a particular series of preferred stock or other equity stock. The preferred stock or other equity stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us and having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable preferred stock or other equity stock or fraction thereof represented by the depositary share, to all of the rights and preferences of the preferred stock or other equity stock represented thereby, including any dividend, voting, redemption, conversion or liquidation rights. For an additional description of our common stock and preferred stock, see the descriptions in this prospectus under the headings “Description of Common Stock” and “Description of Preferred Stock,” respectively.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. The particular terms of the depositary shares offered by any prospectus supplement will be described in the prospectus supplement, which will also include a discussion of certain U.S. federal income tax consequences.

A copy of the form of deposit agreement, including the form of depositary receipt, will be included as an exhibit to the registration statement of which this prospectus is a part.

DESCRIPTION OF COMMON STOCK

Our authorized common stock consists of 100,000,000 shares of common stock, par value $.10 per share. As of December 20, 2005, 40,969,088 shares of common stock were issued and outstanding (excluding treasury shares) and held of record by approximately 2,628 stockholders. The following description of our common stock and provisions of our certificate of incorporation and bylaws are only summaries, and we encourage you to review complete copies of our certificate of incorporation and bylaws, which we have previously filed with the SEC. For more information regarding the common stock which may be offered by this prospectus, please refer to the applicable prospectus supplement, other offering material, our certificate of incorporation, which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, and, if applicable, any certificate of designations establishing a series of preferred stock, which will be filed with the SEC as an exhibit to or incorporated by reference into the registration statement on or about the time of issuance of that series of preferred stock.

The holders of our common stock are entitled to one vote for each share of the common stock on all matters voted on by such stockholders, including elections of directors and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of the common stock exclusively possess all voting power. Subject to any preferential rights of any outstanding series of preferred stock designated by the board of directors from time to time, the holders of the common stock are entitled to dividends from the funds legally available therefor, and upon liquidation are entitled to receive pro rata all of our assets available for distribution to such holders after distribution in full of the preferential amount to be distributed to holders of shares of preferred stock. All outstanding shares of the common stock are validly issued, fully paid and nonassessable. The common stock has no preemptive or conversion rights or other subscription rights and there are no sinking fund or, except as described in this prospectus under the heading “Certain Provisions of our Certificate of Incorporation, Bylaws and Statutes,” redemption provisions applicable to the common stock. For a description of the provisions of our certificate of incorporation and bylaws that could have an effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to an extraordinary corporate transaction involving us (or any of our subsidiaries), see the description in this prospectus under the heading “Certain Provisions of our Certificate of Incorporation, Bylaws and Statutes.”

The rights and privileges of our common stock may be subordinate to the rights and preferences of any of our preferred stock.

In the event that we adopt a stockholder protection rights plan or similar plan that involves the distribution to stockholders of rights under such a plan, any common stock we offer would also include any associated rights under such a plan (subject to the terms and conditions of any such plan).

Our common stock is traded on the New York Stock Exchange under the symbol “PNK”.

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of our common stock, preferred stock, depositary shares and/or debt securities in one or more series. Warrants may be issued independently or together with any common stock, preferred stock, depositary shares and/or debt securities offered by any prospectus supplement and may be attached to or separate from those securities. Each warrant will entitle the holder to purchase for cash a number of shares of common stock, preferred stock or depositary shares and/or the principal amount of debt securities at the exercise price as will in each case be described in, or can be determined from, the applicable prospectus supplement relating to the offered warrants. Each series of warrants will be issued under separate warrant agreements to be entered into between us and a bank or trust company, as warrant agent. You should read the particular terms of the warrants, which will be described in more detail in the applicable prospectus supplement. The particular terms of any warrants offered by any prospectus supplement, and the extent to which the general provisions summarized below may apply to the offered securities, will be described in the prospectus supplement.

As of September 30, 2005, there were no warrants outstanding to purchase our securities.

The applicable prospectus supplement will describe the terms of the warrants we offer, the warrant agreement relating to the warrants and the certificates representing the warrants, including, to the extent applicable:

•	the title and aggregate number of the warrants;

•	the offering price;

•	the currency or currencies, including composite currencies or currency units, in which the price of the warrants may be payable;

•	the number of shares of common stock or preferred stock or depositary shares purchasable upon the exercise of a warrant;

•	the exercise price or manner of determining the exercise price, the manner in which the exercise price may be paid, including the currency or currency units in which the price may be payable, and any minimum number of warrants exercisable at one time;

•	if warrants for purchase of debt securities are offered, the principal amount of the series of debt securities that can be purchased if a holder exercises a warrant and the price at which and currencies in which such principal amount may be purchased upon exercise;

•	if warrants for the purchase of common stock, preferred stock or depositary shares are offered, the total number of shares that can be purchased if a holder of the warrants exercises them and, in the case of warrants for preferred stock or depositary shares, the designation, total number and terms of the series of preferred stock that can be purchased upon exercise or that are underlying the depositary shares that can be purchased on exercise;

•	the designation and terms of any series of preferred stock or depositary shares with which the warrants are being offered and the number of warrants being offered with each share of common stock, preferred stock or depositary share;

•	when the warrants become exercisable and the expiration date;

•	the terms of any right of ours to redeem or call the warrants;

•	the terms of any right of ours to accelerate the exercisability of the warrants;

•	where the warrant certificates may be transferred and exchanged;

•	whether the warrants are to be issued with common stock or debt securities and, if so, the number and terms of any such offered securities;

•	the date, if any, on and after which the warrants and the related shares of common stock or debt securities will be separately transferable;

•	United States federal income tax consequences applicable to the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to exchange and exercise of the warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts obligating holders to purchase from us, and us to sell to the holders, our securities at a future date or dates. The purchase contracts may require us to make periodic payments to the holders of purchase contracts. These payments may be unsecured or prefunded on a basis to be specified in the prospectus supplement relating to the purchase contracts.

The applicable prospectus supplement will describe the terms of any purchase contract. The purchase contracts will be issued pursuant to documents to be issued by us. You should read the particular terms of the documents, which will be described in more detail in the applicable prospectus supplement.

DESCRIPTION OF UNITS

We may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities. The applicable prospectus supplement will describe: the terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately. You should read the particular terms of the documents pursuant to which the units would be issued, which will be described in more detail in the applicable prospectus supplement.

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND STATUTES

Possible Antitakeover Effect of Certain Statutory, Charter and Bylaw Provisions

The provisions of Delaware law, and of our certificate of incorporation and bylaws, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company, including takeover attempts that might result in a premium over the market price for the shares of common stock and our other securities.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	before the time that the person became an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in the person becoming an interested stockholder;

•	upon consummation of the transaction which resulted in that person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans; or

•	at or after the time that the person became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66- 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, either owns 15% or more of our outstanding voting stock or within three prior years did own 15% or more of our outstanding voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of our company.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation authorizes our board of directors to designate and issue, without stockholder approval, preferred stock with such terms as our board may determine. This ability to issue what is commonly referred to as “blank check” preferred stock, or rights to acquire preferred stock, may have the effect of delaying, deferring or preventing a change of control of our company or an unsolicited acquisition proposal.

Under our bylaws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office, even if less than a quorum. The limitations on the filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company .

Our bylaws provide that special meetings of the stockholders may only be called by the chairman of the board of directors or by a majority of the board of directors. Our bylaws further provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at an annual meeting, our bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

The Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws or to approve mergers, consolidations or the sale of all or substantially all its assets, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of the board of directors, subject to any limitations set forth in the bylaws, and may also be amended by the stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting power of our capital stock issued and outstanding and entitled to vote generally in the election of directors. The two-thirds stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock.

Charter Provisions Containing Gaming Suitability Requirements

In addition to the foregoing, our certificate of incorporation requires that if a person owns or controls our securities or the securities of our affiliated companies and is determined by a gaming authority to be unsuitable to own or control such securities or in the sole discretion of our board of directors is deemed likely to jeopardize our right to conduct gaming activities in any of the jurisdictions in which we conduct or intend to conduct gaming activities, we may redeem, and if required by a gaming authority shall redeem, such person’s securities to the extent required by the government gaming authority or deemed necessary or advisable by us.

If a gaming authority requires us, or if we deem it necessary or advisable, to redeem such securities, we will serve notice on the holder who holds securities subject to redemption and will call for the redemption of the securities of such holder at a redemption price equal to that required to be paid by the gaming authority making the finding of unsuitability, or if such gaming authority does not require a certain price per share to be paid, a sum deemed reasonable by us, which in our discretion may be the original purchase price, the then current trading price of the securities or another price we determine. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not so required, as we elect. Unless the gaming authority requires otherwise, the redemption price will in no event exceed:

(1) the closing sales price of the securities on the national securities exchange on which such shares are then listed on the date the notice of redemption is delivered to the person who has been determined to be unsuitable, or

(2) if such shares are not then listed for trading on any national securities exchange, then the closing sales price of such shares as quoted in the NASDAQ National Market System, or

(3) if the shares are not then so quoted, then the mean between the representative bid and the ask price as quoted by NASDAQ or another generally recognized reporting system.

Beginning on the date that a gaming authority serves notice of a determination of unsuitability or the loss or threatened loss of a gaming license upon us, and until the securities owned or controlled by the unsuitable person are owned or controlled by persons found by such gaming authority to be suitable to own them, it shall be unlawful for the unsuitable person or any affiliate of such person (i) to receive any dividend, payment, distribution or interest with regard to the securities, (ii) to exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such securities, and such securities shall not for any purposes be included in our securities entitled to vote, or (iii) to receive any remuneration in any form from the corporation or an affiliated company for services rendered or otherwise.

From and after the date of redemption, such securities will no longer be deemed to be outstanding and all rights of the person who was determined to be unsuitable, other than the right to receive the redemption price, will cease. Such person shall surrender the certificates for any securities to be redeemed in accordance with the requirements of the redemption notice.

The foregoing is not a complete summary of all of the suitability requirements and other gaming law requirements contained in our certificate of incorporation. Please refer to the complete text of our certificate of incorporation filed as an exhibit to the registration statement of which this prospectus is a part.

For information on certain restrictions on ownership and transfer of our securities imposed by gaming regulations, see the description in this prospectus under the heading “Certain Restrictions on Ownership and Transfer of Our Securities Under Gaming Regulations.”

Limitations of Liability and Indemnification of Directors and Officers

Our certificate of incorporation limits the liability of directors to us and our stockholders. Specifically, a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we will indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law, and our restated bylaws provide that we will indemnify and advance expenses to our officers and directors to the fullest extent permitted by the Delaware General Corporation Law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of our company. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors and officers.

CERTAIN RESTRICTIONS ON OWNERSHIP AND TRANSFER

OF OUR SECURITIES UNDER GAMING REGULATIONS

We are subject to extensive governmental regulations that relate to our current or future gaming operations and that impose certain restrictions on the ownership and transfer of our securities. Ownership and transfer of our securities could be subjected at any time to additional or more restrictive regulations, including regulations in applicable jurisdictions where there are no current restrictions on the ownership and transfer of our securities or in new jurisdictions where we may conduct our operations in the future. A detailed description of such regulations, including requirements under gaming laws of the jurisdictions in which we operate, can be found in the reports we file with the SEC and is incorporated by reference into this prospectus.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, the validity of any securities issued hereunder will be passed upon for our company by Irell & Manella LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Pinnacle Entertainment, Inc. Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph relating to Pinnacle Entertainment, Inc.’s change in accounting for goodwill and other intangible assets to conform to the Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

6,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

January 12, 2006

Joint Book-Running Managers

LEHMAN BROTHERS

DEUTSCHE BANK SECURITIES

Joint-Lead Managers

BEAR, STEARNS & CO. INC.

MERRILL LYNCH & CO.

JPMORGAN

SG CORPORATE & INVESTMENT BANKING

WACHOVIA SECURITIES

WELLS FARGO SECURITIES